SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1172	8 - TELEPHONE NUMBER 7420-1182	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 7420-2247	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Cristiane Barretto Sales
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1362	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2982	14 - FAX 7420-6752	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04—GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2010	12/31/2010	3	07/01/2010	09/30/2010	4	10/01/2009	12/31/2009
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES(IN THOUSANDS)	1 03/31/2010	2 12/31/2009	3 03/31/2009
SUBSCRIBED CAPITAL
1 - COMMON	137,269	137,269	137,269
2 - PREFERRED	263,445	263,445	263,445
3 - TOTAL	400,714	400,714	400,714
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	1,123	1,123
6 - TOTAL	1,123	1,123	1,123

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total

1.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE
01	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Common	0.1107577459
02	AGO	04/16/2010	Interest on Shareholders’ equity	10/25/2010	Preferred	0.1107577459
03	AGO	04/16/2010	Dividends	10/25/2010	Common	0.9138918337
04	AGO	04/16/2010	Dividends	10/25/2010	Preferred	0.9138918337

01.09—SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 - CHANGE NATURE	6 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)

01.10—INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/21/2010

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                 Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                                                 As of 09/30/2010

1 – CVM CODE	2 - COMPANY NAME	3 – Brazilian IRS Registry of Legal Entities (CNPJ)
01771-0	VIVO PARTICIPAÇÕES S.A.	02.558.074/0001-73

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2010	4 - 12/31/2009
1	TOTAL ASSETS	13,075,829	11,892,840
1.01	CURRENT ASSETS	1,042,812	514,273
1.01.01	CASH AND CASH EQUIVALENTS	323,456	257,111
1.01.01.01	CASH AND CASH EQUIVALENTS	323,456	257,111
1.01.02	CREDITS	300,235	-
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	300,235	-
1.01.02.02	OTHER RECEIVABLES	-	-
1.01.03	INVENTORIES	29,844	-
1.01.04	OTHER	389,277	257,162
1.01.04.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	1,618	-
1.01.04.02	INTEREST ON SHAREHOLDERS AND DIVIDENDS	185,967	246,092
1.01.04.03	RECOVERABLE TAXES	153,333	8,666
1.01.04.04	DEPOSITS AND BLOCKAGES ESCROW	9,822	1,072
1.01.04.05	PREPAID EXPENSES	29,584	998
1.01.04.06	DERIVATIVE CONTRACTS	453	-
1.01.04.07	OTHER ASSETS	8,500	334
1.02	NONCURRENT ASSETS	12,033,017	11,378,567
1.02.01	LONG-TERM RECEIVABLES	1,930,568	1,173,899
1.02.01.01	OTHER RECEIVABLES	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	1,930,568	1,173,899
1.02.01.03.01	DEFERRED AND RECOVERABLE TAXES	1,310,165	1,157,645
1.02.01.03.02	DEPOSITS AND BLOCKAGES ESCROW	605,443	5,927
1.02.01.03.03	PREPAID EXPENSES	5,547	1,570
1.02.01.03.04	OTHER ASSETS	20	549
1.02.01.03.05	DERIVATIVE CONTRACTS	9,393	8,208
1.02.02	PERMANENT ASSETS	10,102,449	10,204,668
1.02.02.01	INVESTMENTS	7,927,873	8,864,837
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	7,927,769	8,864,733
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	-	-
1.02.02.01.05	OTHER INVESTMENTS	104	104
1.02.02.02	PROPERTY AND EQUIPMENT	647,627	2
1.02.02.03	INTANGIBLE ASSETS	1,526,949	1,339,829

02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2010	4 – 12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	13,075,829	11,892,840
2.01	CURRENT LIABILITIES	1,299,481	819,311
2.01.01	LOANS AND FINANCING	88	-
2.01.02	DEBENTURES	67,695	266,256
2.01.03	SUPPLIERS	365,817	2,345
2.01.04	TAXES PAYABLE	110,805	36,609
2.01.05	DIVIDENDS PAYABLE	440,866	319,287
2.01.06	PROVISIONS	15,710	1,168
2.01.06.01	PROVISION FOR CONTINGENCIES	15,710	1,168
2.01.07	PAYABLES TO RELATED PARTIES	469	327
2.01.08	OTHER	298,031	193,319
2.01.08.01	PAYROLL AND SOCIAL CHARGES	24,983	393
2.01.08.02	DERIVATIVE CONTRACTS	2,708	2,302
2.01.08.03	DEFERRED REVENUE	60,586	-
2.01.08.04	OTHER LIABILITIES	209,754	190,624
2.02	NONCURRENT LIABILITIES	2,098,171	1,814,838
2.02.01	LONG-TERM LIABILITIES	2,098,171	1,814,838
2.02.01.01	LOANS AND FINANCING	12,829	-
2.02.01.02	DEBENTURES	1,414,334	1,803,609
2.02.01.03	PROVISIONS	17,884	341
2.02.01.03.01	PROVISION FOR CONTINGENCIES	17,884	341
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	653,124	10,888
2.02.01.06.01	TAXES PAYABLE	602,547	-
2.02.01.06.02	DERIVATIVE CONTRACTS	8,871	10,552
2.02.01.06.03	DEFERRED REVENUE	2,470	-
2.02.01.06.04	OTHER LIABILITIES	39,236	336
2.03	DEFERRED INCOME	-	-
2.05	SHAREHOLDERS’ EQUITY	9,678,177	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.05.04	PROFIT RESERVES	891,996	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	1,237,003	205,592

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	GROSS SALES AND/OR SERVICES	685,308	930,811	-	-
3.02	DEDUCTIONS	(189,908)	(268,196)	-	-
3.03	NET SALES AND/OR SERVICES	465,400	662,615	-	-
3.04	COST OF SALES AND/OR SERVICES	(231,172)	(311,120)	-	-
3.05	GROSS PROFIT	264,228	351,495	-	-
3.06	OPERATING EXPENSES/INCOME	355,358	736,006	337,314	650,739
3.06.01	SELLING EXPENSES	(112,253)	(114,319)	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(34,763)	(58,683)	(6,711)	(14,027)
3.06.03	FINANCIAL	(23,957)	(82,998)	(45,044)	(156,302)
3.06.03.01	FINANCIAL INCOME	18,726	40,035	(1,678)	18,977
3.06.03.02	FINANCIAL EXPENSES	(42,683)	(123,033)	(43,366)	(175,279)
3.06.04	OTHER OPERATING INCOME	9,051	11,808	1,746	1,935
3.06.05	OTHER OPERATING EXPENSES	(7,369)	(14,960)	(2,033)	(2,148)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	524,649	1,025,158	389,356	821,281
3.07	OPERATING RESULT	619,586	1,087,501	337,314	650,739
3.08	NONOPERATING INCOME (LOSS)	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	INCOME(LOSS) BEFORE TAXES AND PROFIT SHARING	619,586	1,087,501	337,314	650,739
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	4,634	5,194	(3,878)	(3,878)
3.11	DEFERRED INCOME TAX	(22,372)	(62,991)	(804)	492
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	PROFIT /LOSS FOR THE PERIOD	601,848	1,029,704	332,632	647,353
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	399,591	399,591
	EARNINGS PER SHARE	1.50616	2.57689	0.83243	1.62004
	LOSS PER SHARE

04.01 - STATEMENTS OF CASH FLOWS INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	216,392	161,719	(69,900)	(174,350)
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	179,569	180,776	(55,911)	(170,038)
4.01.01.01	NET INCOME (LOSS)	601,848	1,029,704	332,632	647,353
4.01.01.02	RESULT OF INTEREST CORPORATE	(524,649)	(1,025,158)	(389,356)	(821,281)
4.01.01.03	DEPRECIATION AND AMORTIZATION	54,684	70,450	1	1
4.01.01.04	LOSSES ON INVESTMENT	-	-	-	80
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	(2,085)	1,891	-	-
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	217	(1,028)	-	-
4.01.01.07	LOSSES IN FORWARD, SWAP AND OPTION CONTRACTS	(986)	(2,879)	332	5,582
4.01.01.08	LOSSES (GAINS) ON LOANS, FINANCING AND DEBENTURES	1,714	4,283	-	-
4.01.01.09	MONETARY AND VARIATION	913	1,703	-	-
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	5,561	7,547	-	-
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	(321)	(428)	-	-
4.01.01.12	PROVISION (RESERVE) FOR CONTINGENCIES	4,058	6,991	237	78
4.01.01.13	PROVISION (REVERSE) FOR SUPPLIERS	12,100	12,149	(572)	(1,383)
4.01.01.14	PROVISION FOR TAXES	5,584	13,357	12	25
4.01.01.15	REVERSE FIDELITY PROGRAM	(1,442)	(798)	-	-
4.01.01.16	PROVISION (REVERSE) DEFERRED INCOME TAXES	22,373	62,992	803	(493)
4.01.02	CHANGES IN ASSETS AND LIABILITIES	36,823	(19,057)	(13,989)	(4,312)
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(9,269)	(7,219)	-	-
4.01.02.02	INVENTORIES	(8,251)	(8,838)	-	-
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	5,211	4,877	2,052	34,363
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	17,879	20,186	1,352	(564)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	3,898	6,791	(95)	(300)
4.01.02.06	TRADE ACCOUNTS PAYABLE	(4,238)	3,771	563	41
4.01.02.07	TAXES PAYABLE	(11,513)	(48,424)	3,930	(40,605)
4.01.02.08	CHARGES ON LOANS, FINANCING AND DEBENTURES	39,733	16,148	(21,856)	2,800
4.01.02.09	PROVISION FOR CONTINGENCIES (PAYMENTS)	(3,415)	(4,182)	(9)	(16)
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	6,788	(2,167)	74	(31)
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(58,799)	1,068,300	69,945	508,731
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(58,833)	(71,372)	-	-
4.02.02	RESOURCES FROM ACQUISITION AND MERGER AND SOCIETY	-	122,813	-	-
4.02.03	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	-	8,842
4.02.04	RECEIVED OF INTEREST OS SHAREHOLDERS’ EQUITY	-	1,016,802	69,945	499,889
4.02.05	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	34	57	-	-
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(171)	(1,163,674)	3,128	(337,207)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	-	-	500,000	710,000
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	-	(669,815)	(500,000)	(1,050,000)
4.03.03	RECEIVED FOR STOCK SPLIT	-	-	3,245	3,245
4.03.04	PAYMENT OF THE REVERSE STOCK SPLIT	-	(83)	(109)	(416)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(171)	(493,776)	(8)	(36)
4.05	INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	157,422	66,345	3,173	(2,826)
4.05.01	OPENING BALANCE OF CASH AND CASH EQUIVALENTS	-	257,111	-	10,706
4.05.02	CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	157,422	323,456	3,173	7,880

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	601,848	-	601,848
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	1,707	-	1,707
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	1,237,003	(1,749,650)	9,678,177

  05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	1,029,704	-	1,029,704
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	1,707	-	1,707
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	1,237,003	(1,749,650)	9,678,177

  08.01 - BALANCE SHEET – CONSOLIDATED ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2010	4 – 12/31/2009
1	TOTAL ASSETS	21,321,717	21,127,793
1.01	CURRENT ASSETS	7,065,807	6,002,969
1.01.01	CASH AND CASH EQUIVALENTS	1,834,637	1,258,574
1.01.01.01	CASH AND CASH EQUIVALENTS	1,834,637	1,258,574
1.01.02	CREDITS	2,674,150	2,546,806
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,674,150	2,546,806
1.01.02.02	OTHER CREDITS	-	-
1.01.03	INVENTORIES	381,471	423,634
1.01.04	OTHER	2,175,549	1,773,955
1.01.04.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	35,670	39,197
1.01.04.02	RECOVERABLE TAXES	1,438,072	1,186,231
1.01.04.03	DEPOSITS AND BLOCKAGES ESCROW	236,812	200,907
1.01.04.04	DERIVATIVE CONTRACTS	453	14,700
1.01.04.05	PREPAID EXPENSES	286,878	161,954
1.01.04.06	OTHER ASSETS	177,664	170,966
1.02	NONCURRENT ASSETS	14,255,910	15,124,824
1.02.01	LONG-TERM RECEIVABLES	4,388,770	4,493,939
1.02.01.01	OTHER CREDIT	-	-
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	-	-
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	-	-
1.02.01.03	OTHER	4,388,770	4,493,939
1.02.01.03.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	54,397	51,344
1.02.01.03.02	DEFERRED AND RECOVERABLE TAXES	3,299,615	3,670,121
1.02.01.03.03	DEPOSITS AND BLOCKAGES ESCROW	873,797	608,995
1.02.01.03.04	DERIVATIVE CONTRACTS	134,349	137,060
1.02.01.03.05	PREPAID EXPENSES	25,121	23,430
1.02.01.03.06	OTHER ASSETS	1,491	2,989
1.02.02	PERMANENT ASSETS	9,867,140	10,630,885
1.02.02.01	INVESTMENTS	112	112
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	SUBSIDIARY COMPANIES	-	-
1.02.02.01.03	OTHER INVESTMENTS	112	112
1.02.02.02	PROPERTY AND EQUIPMENT	5,863,157	6,408,504
1.02.02.03	INTANGIBLE ASSETS	4,003,871	4,222,269
1.02.02.04	DEFERRED CHARGES	-	-

08.02 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –09/30/2010	4 –12/31/2009
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,321,717	21,127,793
2.01	CURRENT LIABILITIES	6,701,372	6,451,455
2.01.01	LOANS AND FINANCING	743,399	688,397
2.01.02	DEBENTURES	67,695	266,256
2.01.03	SUPPLIERS	2,944,842	3,053,587
2.01.04	TAXES PAYABLE	1,269,565	953,355
2.01.05	DIVIDENDS PAYABLE	440,866	322,433
2.01.06	PROVISIONS	123,774	134,181
2.01.06.01	PROVISION FOR CONTINGENCIES	123,774	134,181
2.01.07	PAYABLES TO RELATED PARTIES	1,733	1,180
2.01.08	OTHER	1,109,498	1,032,066
2.01.08.01	DERIVATIVE CONTRACTS	58,202	30,970
2.01.08.02	PAYROLL AND SOCIAL CHARGES	210,627	161,366
2.01.08.03	DEFERRED REVENUE	507,619	524,729
2.01.08.04	OTHER LIABILITIES	333,050	315,001
2.02	NONCURRENT LIABILITIES	4,942,168	5,417,647
2.02.01	LONG-TERM LIABILITIES	4,942,168	5,417,647
2.02.01.01	LOANS AND FINANCING	2,059,062	2,306,632
2.02.01.02	DEBENTURES	1,414,334	1,863,209
2.02.01.03	PROVISIONS	164,969	143,962
2.02.01.03.01	PROVISION FOR CONTINGENCIES	164,969	143,962
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	1,303,803	1,103,844
2.02.01.06.01	TAXES PAYABLE	954,007	764,971
2.02.01.06.02	DERIVATIVE CONTRACTS	92,926	131,418
2.02.01.06.03	DEFERRED REVENUE	46,349	34,387
2.02.01.06.03	OTHER LIABILITIES	210,521	173,068
2.03	DEFERRED INCOME	-	-
2.04	MINORITY INTEREST	-	-
2.05	SHAREHOLDERS’ EQUITY	9,678,177	9,258,691
2.05.01	CAPITAL STOCK	8,780,150	8,780,150
2.05.02	CAPITAL RESERVES	518,678	518,678
2.05.03	REVALUATION RESERVE	-	-
2.05.03.01	OWN ASSETS	-	-
2.05.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.05.04	INCOME RESERVES	891,996	1,503,921
2.05.04.01	LEGAL	164,524	164,524
2.05.04.02	STATUTORY	-	-
2.05.04.03	CONTINGENCIES	11,070	11,070
2.05.04.04	REALIZABLE PROFIT RESERVES	-	-
2.05.04.05	RETENTION OF PROFITS	-	-
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	611,925
2.05.04.07	OTHER PROFIT RESERVES	716,402	716,402
2.05.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.05.04.07.02	RESERVE FOR EXPANSION	727,472	727,472
2.05.05	ADJUSTMENTS OF EQUITY EVALUATION	(1,749,650)	(1,749,650)
2.05.05.03	ADJUSTMENTS BUSINESS COMBINATION	(1,749,650)	(1,749,650)
2.05.06	RETAINED EARNINGS/ACCUMULATED DEFICIT	1,237,003	205,592
2.05.07	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

 09.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
3.01	GROSS SALES AND/OR SERVICES	6,535,125	18,847,793	5,737,114	16,864,698
3.02	DEDUCTIONS	(1,927,051)	(5,604,892)	(1,562,146)	(4,462,774)
3.03	NET SALES AND/OR SERVICES	4,608,074	13,242,901	4,174,968	12,221,924
3.04	COST OF SALES AND/OR SERVICES	(2,136,483)	(6,935,250)	(2,200,091)	(6,687,489)
3.05	GROSS PROFIT	2,471,591	6,307,651	1,974,877	5,534,435
3.06	OPERATING EXPENSES/INCOME	(1,553,343)	(4,643,904)	(1,468,124)	(4,479,964)
3.06.01	SELLING EXPENSES	(1,184,597)	(3,528,044)	(1,079,605)	(3,193,488)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(348,808)	(996,908)	(336,506)	(978,147)
3.06.03	FINANCIAL	(63,468)	(222,910)	(98,007)	(384,659)
3.06.03.01	FINANCIAL INCOME	67,200	218,934	65,759	226,459
3.06.03.02	FINANCIAL EXPENSES	(130,668)	(441,844)	(163,766)	(611,118)
3.06.03.02.01	APPROPRIATED ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.06.03.02.02	FINANCIAL OPERATIONS EXPENSES	-	-	-	-
3.06.04	OTHER OPERATING INCOME	107,498	290,275	78,729	238,751
3.06.05	OTHER OPERATING EXPENSES	(63,968)	(186,317)	(32,735)	(162,421)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING RESULT	918,248	1,663,747	506,753	1,054,471
3.08	NONOPERATING INCOME	-	-	-	-
3.08.01	REVENUES	-	-	-	-
3.08.02	EXPENSES	-	-	-	-
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	918,248/	1,663,747	506,753	1,054,471
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(175,231)	(343,577)	(123,511)	(224,131)
3.11	DEFERRED INCOME TAX	(141,169)	(290,466)	(50,610)	(155,551)
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	-	-	-	(27,436)
3.15	PROFIT/LOSS FOR THE PERIOD	601,848	1,029,704	332,632	647,353
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	399,591	399,591	399,591	399,591
	EARNINGS PER SHARE	1.50616	2.57689	0.83243	1.62004
	LOSS PER SHARE	-	-	-	-

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOWS  INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 – CODE	2 – ACCOUNT DESCRIPTION	3 - 07/01/2010 to 09/30/2010	4 - 01/01/2010 to 09/30/2010	5 - 07/01/2009 to 09/30/2009	6 - 01/01/2009 to 09/30/2009
4.01	NET CASH FLOW FROM OPERATING ACTIVITIES	1,372,318	3,001,570	790,629	2,902,127
4.01.01	CASH FLOW FROM OPERATING ACTIVITIES	1,393,160	3,916,249	1,253,215	3,598,251
4.01.01.01	NET INCOME(LOSS)	601,848	1,029,704	332,632	647,353
4.01.01.02	RESULT OF INTEREST CORPORATE	-	-	-	27,436
4.01.01.03	DEPRECIATION AND AMORTIZATION	556,096	2,267,610	791,573	2,397,784
4.01.01.04	LOSS ON INVESTMENT	-	-	-	2,015
4.01.01.05	RESIDUAL COST OF FIXED ASSETS DISPOSALS	(13,570)	(15,821)	1,129	1,509
4.01.01.06	WRITE-OFF AND REVERSALS OF PROVISIONS FOR LOSSES ON INVENTORIES	4,985	(9,150)	(8,369)	(14,099)
4.01.01.07	LOSS(GAIN) IN FORWARD, SWAP AND OPTION CONTRACTS	57,214	21,835	37,481	400,813
4.01.01.08	LOSS ON LOANS, FINANCING AND DEBENTURES	(38,133)	18,871	(20,651)	(301,445)
4.01.01.09	MONETARY AND VARIATION	(1,831)	(18,299)	(676)	10,510
4.01.01.10	ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE	35,989	114,664	30,171	173,018
4.01.01.11	PLANS FOR POST-EMPLOYMENT BENEFITS	(186)	(558)	611	1,833
4.01.01.12	PROVISION FOR CONTINGENCIES	33,611	96,799	31,482	101,287
4.01.01.13	PROVISION(REVERSAL) FOR SUPPLIERS	3,552	(21,972)	46,416	(19,106)
4.01.01.14	PROVISION (REVERSAL) FOR DISPOSAL OF ASSETS	(66)	(3,090)	(1,900)	(2,695)
4.01.01.15	PROVISION FOR TAXES	7,179	128,412	4,742	68,554
4.01.01.16	PROVISION (RESERVAL) FIDELITY PROGRAM	5,303	16,778	(40,742)	(52,069)
4.01.01.17	PROVISION DEFERRED INCOME TAXES	141,169	290,466	49,316	155,553
4.01.02	CHANGES IN ASSETS AND LIABILITIES	(20,842)	(914,679)	(462,586)	(696,124)
4.01.02.01	TRADE ACCOUNTS RECEIVABLE	(164,020)	(242,008)	(227,935)	(127,723)
4.01.02.02	INVENTORIES	11,856	51,313	(59,323)	304,148
4.01.02.03	DEFERRED AND RECOVERABLE TAXES	(124,095)	(178,553)	(127,415)	(79,080)
4.01.02.04	OTHER CURRENT AND NONCURRENT ASSETS	190,332	(328,850)	186,770	(68,147)
4.01.02.05	PAYROLL AND RELATED ACCRUALS	45,756	49,261	19,249	(10,522)
4.01.02.06	TRADE ACCOUNTS PAYABLE	(192,148)	(455,396)	(178,405)	(626,167)
4.01.02.07	TAXES PAYABLE	184,537	314,813	114,062	137,797
4.01.02.08	PROVISIONS FOR CONTINGENCIES (PAYMENTS)	(31,430)	(91,975)	(38,206)	(97,128)
4.01.02.09	CHARGES ON LOANS, FINANCING AND DEBENTURES	23,204	(36,355)	(243,143)	(161,763)
4.01.02.10	OTHER CURRENT AND NONCURRENT LIABILITIES	35,166	3,071	91,760	32,461
4.01.03	OTHER	-	-	-	-
4.02	NET CASH FLOW FROM INVESTING ACTIVITIES	(392,881)	(1,119,420)	(545,334)	(1,810,075)
4.02.01	ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE	(395,288)	(1,124,495)	(546,035)	(1,821,778)
4.02.02	RECEIVED FOR SUBSCRIPTION TO MINORITY	-	-	-	8,842
4.02.03	RESOURCES FROM THE DISPOSAL OF FIXED ASSETS	2,407	5,075	701	2,861
4.03	NET CASH FLOW FROM FINANCING ACTIVITIES	(300,877)	(1,306,087)	(1,096,702)	(2,417,542)
4.03.01	LOANS, FINANCING AND DEBENTURES FUNDING	-	471,924	677,811	1,012,382
4.03.02	LOANS, FINANCING AND DEBENTURES PAID	(288,981)	(1,274,889)	(1,757,887)	(3,385,076)
4.03.03	CASH RECEIVED OF FORWARD, SWAP AND OPTION CONTRACTS	(11,725)	(9,230)	(19,523)	75,741
4.03.04	RECEIVED FOR STOCK SPLIT	-	-	3,245	3,245
4.03.05	PAYMENT OF THE REVERSE STOCK SPLIT	-	(116)	(284)	(992)
4.03.05	INTEREST ON SHAREHOLDERS’ EQUITY AND DIVIDENDS PAID	(171)	(493,776)	(64)	(122,842)
4.05	INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	678,560	576,063	(851,407)	(1,325,490)
4.05.01	OPENING BALANCE OF CASH AND EQUIVALENTS	-	1,258,574	-	2,182,913
4.05.02	CLOSING BALANCE OF CASH AND EQUIVALENTS	678,560	1,834,637	(851,407)	857,423

11.01 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 07/01/2010 TO 09/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 -ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8-ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	891,996	633,448	(1,749,650)	9,074,622
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	601,848	-	601,848
5.05	DESTINATIONS	-	-	-	-	-	-	-
5.05.01	DIVIDENDS	-	-	-	-	-	-	-
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	-	-	-
5.12.01	UNCLAIMED DIVIDENDS AND INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	1,707	-	1,707
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	1,237,003	(1,749,650)	9,678,177

 11.02 – CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3-CAPITAL	4-CAPITAL RESERVES	5-REVALUATION RESERVE	6-INCOME RESERVES	7-RETAINED EARNINGS ACCUMULATED EARNINGS	8- ADJUSTMENT OF SHEET VALUTATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	OPENING BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.02	PRIOR YEAR ADJUSTMENT	-	-	-	-	-	-	-
5.03	ADJUSTED BALANCE	8,780,150	518,678	-	1,503,921	205,592	(1,749,650)	9,258,691
5.04	NET INCOME/LOSS FOR THE YEAR	-	-	-	-	1,029,704	-	1,029,704
5.05	DESTINATIONS	-	-	-	(611,925)	-	-	(611,925)
5.05.01	DIVIDENDS	-	-	-	(611,925)	-	-	(611,925)
5.05.02	INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-	-	-	-
5.05.03	OTHER DESTINATIONS	-	-	-	-	-	-	-
5.05.03.01	LEGAL RESERVE	-	-	-	-	-	-	-
5.08	INCREASE/DECREASE CAPITAL	-	-	-	-	-	-	-
5.08.01	CAPITAL INCREASE - WITH RESERVES	-	-	-	-	-	-	-
5.08.02	CAPITAL INCREASE - SHARES MERGER	-	-	-	-	-	-	-
5.12	OTHER	-	-	-	-	1,707	-	1,707
5.13	FINAL BALANCE	8,780,150	518,678	-	891,996	1,237,003	(1,749,650)	9,678,177

VIVO PARTICIPAÇÕES S.A.

Notes to the quarterly financial statements – ITRs
For the nine-month period ended September 30, 2010
(in thousands of Brazilian Reais, except as otherwise mentioned)

1. OPERATIONS

a. Equity Control
Vivo Participações S.A. (“Vivo Participações” or “Company”) is a publicly-held company that, at September 30, 2010 and December 31, 2009, has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S.A. and TBS Celular Participações Ltda., which jointly hold, treasury shares excluded, 59.6% of the Company’s total capital stock.

At September 30, 2010, Brasilcel N.V. was controlled by Telefónica S.A. (“Telefónica”), holds 100% of the total capital stock (note 1f). At December 31, 2009, Brasilcel N.V. was jointly controlled by Telefónica S.A. (50% of the total capital stock), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.99% of the total capital stock) and Portugal Telecom, SGPS, S.A. (0.01% of the total capital).

b. Subsidiaries

At September 30, 2010 and December 31, 2009, the Company was the 100% controlling shareholder of Vivo S.A. (“Vivo”).

Until May 31, 2010, the Company was also the 100% controlling shareholder of Telemig Celular S.A. (“Telemig”), which was merged into the Company on June 01, 2010 (note 1c).

In order to allow easier understanding of the terms used in these notes, we clarify that “subsidiaries” refers to the company/period:

  Vivo S.A. – balance sheets as of December 31, 2009 and September 30, 2010, as well as the income statements as of September 30, 2010 and 2009;
  Telemig Celular S.A. – balance sheet as of December 31, 2009 and income statement as of September 30, 2009; and
  Telemig Celular Participações S.A. – income statement as of September 30, 2009.

The Company and Vivo provide personal mobile telephone services, including activities that are necessary or useful for the performance of above mentioned services, in accordance with the authorizations granted to them.

c. Merger of Telemig into Vivo Participações

At a Special Shareholders’ Meeting, held on June 01, 2010, the merger of Telemig into Vivo Participações and the consequent extinguishment of Telemig were approved. In conformity with the provisions in article 227 of Law no. 6.404/76, at that same date the Protocol of Justification and Merger of Telemig into Vivo Participações and the Appraisal Report for the net assets of Telemig, prepared by an independent firm, were approved based on the book value at March 31, 2010. The net assets transferred to Vivo Participações at March 31,2010 totaled R$1,003,766 and the equity changes occurred in Telemig between the base date and the effective date of the merger (June 01, 2010) were absorbed by Vivo Participações.

Such merger did not entail any increase of capital or change in the shareholding structure of the shareholders of Vivo Participações, given the absence of non-controlling shareholders on Telemig.

As a result of the merger, Telemig’s authorization licenses will be timely transferred to the Company, which started exploiting mobile telephony services, including those activities that are necessary or useful for the performance of such services in the State of Minas Gerais (region 1).

d. Authorization and Frequencies

The Company’s and Vivo’s business, including the services they may provide, are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in accordance with Law No. 9,472, dated July 16, 1997 – General Telecommunications Law (“LGT”). Such agency implements its actions, as a rule, by enactment of regulations and supplementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period, by the  payment on a two years basis, after the first renewal, of rates equivalent to 2% (two percent) of the  revenue for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

e. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Itália. Since September 27, 2010, Telefónica S.A. has held the full share control of Vivo Participações S.A. (note 1f). Telecom Italia holds an interest in TIM Participações S.A (“TIM”), which is a mobile telephone operator in Brazil. Despite the interest held in Telecom Itália, Telefónica does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company or Vivo and TIM are transactions in the regular course of cellular telephone business, which are regulated by the ANATEL, pursuant to the provisions in the acts 68,276/2007 and 3,804/2009.

f. Acquisition by Telefónica of the 50% stake held by Portugal Telecom in Brasilcel N.V.

At July 28, 2010, by a relevant fact disclosed by Telefónica, it executed the final agreement for acquisition of a 50% stake in Brasilcel N.V., held by PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (“Portugal Telecom”) and by Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), for 7.5 billion Euros, subject to approval by ANATEL, for subsequent financial closing of the transaction.

At September 23, 2010, ANATEL announced its approval of the prior consent request submitted by Telefónica in connection with the above described acquisition.

At September 27, 2010, a new relevant fact was disclosed by Telefónica, informing that it acquired, on that date, 50% of the Brasilcel N.V. shares previously held by Portugal Telecom, with a first disbursement of 4.5 billion Euros having been made. The remaining balance, totaling the above mentioned 7.5 billion Euros, shall be paid as follows: 1.0 billion Euros, at December 30, 2010, and 2.0 billion Euros, at October 31, 2011. Portugal Telecom may request this last payment to be advanced to July 29, 2011 and, in this case, the price of this last installment shall be reduced by approximately 25 million Euros. As a result of the transaction, Telefónica became the controlling shareholder of Vivo Participações.

Telefónica confirmed, in the same relevant fact, that it will launch a public offering (“OPA”) for acquisition of the voting shares of Vivo Participações for the price equivalent to eighty percent (80%) of the total value paid by Telefónica to Portugal Telecom, for each voting common share of Vivo Participações.

2. BASIS FOR PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

2.a) Basis for Preparation and Presentation

The individual and consolidated quarterly financial statements (“ITRs”) are presented in thousands of Brazilian reais (except as otherwise mentioned) and have been prepared in accordance with the accounting practices adopted in Brazil, as well as with the rules issued by the Brazilian Securities and Exchange Commission (“CVM”), with due regard to the accounting standards set forth in the corporation law (Law no. 6,404/76), which includes the new provisions introduced, amended and revoked by Laws no. 11.638, dated December 28, 2007 and no. 11.941, dated May 27, 2009 (former Provisional Measure no. 449, dated December 03, 2008), as well as the rules applicable to telecommunication service authorized concessionaires.

The changes in the accounting practices arising from the application of Laws No. 11,638 and No. 11,941 have been measured and registered by the Company and by its subsidiaries based on the following accounting pronouncements issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Committee (CVM) and by the Federal Accounting Council (“CFC”).

In continuance with the process of compliance with the international accounting standards, on November 10, 2009 the CVM published CVM Resolution no. 603, which permitted the publicly-held companies to present their Quarterly Information Reports (“ITRs”) during fiscal year 2010 pursuant to the accounting standards in effect until December 31, 2009. The Company decided not to adopt the permission referred to in the resolution and established January 01, 2009 as the “transition date” for adoption of the new accounting practices, issued in 2009, and the mandatory adoption of such practices is required for the fiscal year ending December 31, 2010. The “transition date” is defined as being the starting point for the adoption of the changes to the accounting practices adopted in Brazil, and represents the date on which the Company and its subsidiaries prepared their financial statements adjusted to these new accounting standards. The pronouncements affecting the quarterly financial statements are commented in note 2b.

The authorization for completion of the preparation of these quarterly financial statements was given at the Executive Committee’s Meeting held on November 03, 2010.

At September 30, 2010, the balances of the controlling company include: i) in the balance sheet, the merged amounts of Telemig, pursuant to the balance sheet prepared at March 31, 2010 and the equity changes occurred until May 31, 2010; ii) in the income statement, the balances of the transactions carried out from June 01, 2010 on as the operator of region 1, State of Minas Gerais; and iii) the respective effects of merger on the cash flows.

In order to allow a better understanding of the information contained in the balance sheet of the controlling company, for the period ended on September 30, 2010, we have disclosed in note 36 balances of Telemig, as merged into the Company, at May 31, 2010.

The periods of disclosure of the subsidiaries’ information coincide with those of the controlling shareholder.

All assets and liabilities balances, revenues and expenses arising out of transactions among the consolidated companies were eliminated in the consolidated statements.

No segment disclosure applies, once the Company operates in a unique segment: provision of mobile telecommunication services.

The CVM determined, through the Instruction no. 485/10 (which amends the Instruction no. 457/07) that the consolidated financial statements of publicly-held companies as of December 31, 2010 shall be prepared based on pronouncements that fully meet the international standards (International Financial Reporting Standards – “IFRS”) requirements, issued by the CPC and approved by the CVM. The consolidated financial statements of publicly-held companies shall be called as “Consolidated Financial Statements in accordance with the IFRS”. Therefore, the Company’s consolidated financial statements for the fiscal year ending December 31, 2010 shall be disclosed in compliance with such requirement.

2.b) Effect of the adjustments of the application of CPCs 15 to 40 and change to the accounting practices

The accounting practices and the calculation methods were uniformly applied in the consolidated companies and are consistent with those used in the compared fiscal years/periods, except for the application of the pronouncements and interpretations of the pronouncements issued during fiscal years 2009 and 2010, which impacts on the financial statements are detailed as follows:

2.b1) Deferred income and social contribution taxes: Prior to the adoption of CPC 32 – Income taxes, the amounts of deferred income and social contribution taxes were posted to current assets, to the extent of their expected realization. Upon the adoption of CPC 32, the total deferred income and social contribution taxes started being posted to non-current assets, including the deferred taxes ascertained in the application of the adjustments provided for in the CPCs (note 6).

2.b2) Inspection and installation rate (“TFI”): This rate corresponds to the amounts that are monthly paid on net additions of new customers. They were amortized during the estimated period of customer retention, equivalent to 24 months. Upon the adoption of the CPCs and with the purpose of making its accounting practices compliant with the best international practices, the Company and its subsidiaries started recognizing such amounts directly in the income statement in the “Cost of Services Rendered”, in item “Taxes, charges and contributions” (note 23). Due adjustments were made on a retrospective basis, as required by CPC 23 – Accounting Policies, Change of Estimate and Correction of Mistakes.

2.b3) Escrow deposits: The amounts of escrow deposits granted as guarantee of civil, labor and tax claims were stated in the balance sheet as a reduction of the respective liabilities, complying with the provisions set forth in CVM Resolution no. 489/05 (revoked by CVM Resolution no. 495, which approved CPC 25 – Provisions, Contingent Liabilities and Contingent Assets. Upon the adoption of CPC 25, the Company and its subsidiaries reclassified the referred escrow deposits to current assets and non-current assets, according to the expected realization term (note 7).

2.b4) Post-retirement benefit plans: The Company and its subsidiaries started recognizing the net actuarial assets of the post-retirement benefit plans, to the extent of the surplus recoverability restrictions applicable to sponsors of Brazilian pension plans. Such Net Actuarial Assets were not recognized prior to the adoption of CPC 33 – Employee Benefits. Unrealized actuarial gains and losses referring to the post-retirement benefit plans and the amounts referring to surplus recoverability limitations due to refunds or reductions in future contributions are being recognized as other comprehensive income, and do not impact any more the operating income (note 30).

2.b5) Capitalized interest: The financial charges provided for in certain loan and financing agreements relating to investment activities were capitalized based on the average amount of construction in progress, pursuant to CVM resolution no. 193 (revoked by CVM Resolution no. 577, which approved CPC 20 – Loan Costs) and Official Release CVM/SNC/SEP 01/2007. The capitalized financial charges were depreciated pursuant to the same criteria of useful life as determined for the item of property, plant & equipment to which they were attributed. However, upon the adoption of CPC 20 and after an analysis conducted by the Company, it was concluded that the maturity period of its construction is not significant and that such charges should not be capitalized. Due adjustments were made on a prospective basis since January 01, 2009 (transition date), with the capitalized balance until December 31, 2008 remaining held in property, plant & equipment, which is depreciated according to the same criteria and useful life of the items of property, plant & equipment to which they were attributed (note 11).

2.b6) Acquisition of non-controlling shareholders’ shares and premium: In accordance with the Brazilian accounting practices prior to CPC 15 – Business Combination, a premium was recorded upon the acquisition of shares for prices higher than the book value. Upon the adoption of CPC 15,  from January 01, 2009 (transition date) on, the effects of all the transactions of acquisition of non-controlling interest started being recorded in the shareholders’ equity to the extent there is no change in the shareholding control. Consequently, such transactions no longer generate goodwill. The premium previously generated in the acquisitions of non-controlling interest, including expenses being capitalized in the process, was adjusted towards the shareholders’ equity (note 21).

2.b7) Deferred assets: Upon the adoption of CPC 13 – Initial Adoption of Law no. 11.638/07 and of Provisional Measure no. 449/08, on January 01, 2008, the Company and its subsidiaries elected to keep the recognized balances in the deferred asset group until the complete amortization thereof. The pre-operating expenses balance recorded as deferred assets prior to January 01, 2009 (transition date) referred to pre-operating expenses of Global Telecom (Vivo’s predecessor company) and to the network formation costs in the Northeast region, which were amortized pursuant to the straight line method, within 10 years. After review by the Company, and with the purpose of making their accounting practices compliant with the best international practice, the Company and its subsidiaries elected to write-off such amounts as a counter-entry to the shareholders’ equity. The due adjustments were made on a retrospective basis, as required in CPC 23.

2.b8) Recognition of multi-element transaction revenues: In order to meet the requirements in CPC 30 – Revenues, the amounts of minutes included in the multi-element transactions started being segregated and presented in the income statement as a service revenue to the extent such services were used by customers. The due adjustments were made on a prospective basis (note 19).

2.b9) Donations and subventions reserve: The amounts of network equipment donated by suppliers were posted to a specific reserve account, in the shareholders’ equity. After review by the Company and with the purpose of making its accounting practices compliant with the best international practice and as set forth in Law no. 11.638/07, such amounts were transferred to “Deferred Revenue - Donation of Equipment” and are amortized for the term the equipment is in service. The due adjustments were made on a retrospective basis, as required in CPC 23 (note 19).

2.b10) Supplementary dividends: According to previous Brazilian law, Companies could recognize dividends supplementary to the minimum mandatory dividend as of the closing date of the fiscal year based on the Management’s proposal for allocation of the net profit of the year. Upon the adoption of CPC 24 – Subsequent Event, and ICPC 08 – Accounting of the Dividend Payment Proposal, supplementary dividends must be recognized at the time they are approved by the competent managing bodies. Accordingly, the Company and its subsidiaries reversed the amounts of supplementary dividends which had been recorded at December 31, 2009 and were not yet approved at a General Shareholders Meeting on that date. The supplementary dividends receivable from its subsidiaries and those payable to its shareholders were approved for payment in the General Shareholders Meetings held on March 31, 2010 and on April 16, 2010, respectively. Therefore, in the second quarter of 2010, there was the approval for payment and consequent registration of dividends payable referring to the supplementary amount for fiscal year 2009 (note 17).

2.b11) Minority interest: This refers to the effects of the minority interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements.

2.b12) Shareholders’ equity: This refers to the effects of the controlling shareholders’ interest in the adjustments made by the Company, arising out of the adoption of the new accounting pronouncements (note 21).

2.b13) Equity method result: This refers to the amounts calculated pursuant to the equity method, arising out of the application of the adjustments made in the subsidiaries, as provided for in the CPCs (note 10).

2.b14) Disclosure of infrastructure swap costs and revenues: the amounts of revenues and costs referring to agreements contemplating mutual provision, among different operators, of network infrastructure assets with the same technical features, prices, contractual conditions and similar nature of use, started being disclosed on a net basis in the revenues and in the costs. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 23 and 26).

2.b15) Roaming: The amounts referring to invoicing and transfer of domestic and international roaming, which were previously posted to the current assets and liabilities, are now considered as revenue, at the time of the invoicing, and as costs, at the time of the transfer, pursuant to the definition of agent and principal described in CPC 30. The due adjustments were made on a prospective basis, as required in CPC 30 (notes 22 and 23).

2.b16) Reclassifications in the income statement:  As a result of the application of the CPCs and with the purpose of making its accounting practices compliant with  best international practices, the Company and its subsidiaries made some reclassifications in their income statements, as described below:

  Loyalty program expenses and reversals: they were reclassified from “Other operating revenues (expenses), net” to “Gross telecommunication service revenues”;
  Recovery of network maintenance costs and other expenses: they were reclassified from “Other operating revenues (expenses), net” to “Cost of services rendered”, “Selling expenses” and “General and administrative expenses”;
  Recovery of credits with taxes on purchase of goods: they were reclassified from “Other operating revenues (expenses), net” to “Cost of goods sold”;
  FUST and FUNTTEL: they were reclassified from “Other operating revenues (expenses), net” to “Cost of services rendered”; and
  Amortization of authorization licenses: they were reclassified from “General and administrative expenses” to “Cost of services rendered”.

The Company and its subsidiaries elected not to evaluate property, plant & equipment at the fair value as assigned cost, as suggested in ICPC 10 – Interpretation on the Initial Application to Property, Plant & Equipment and to the Property for Investment, considering that: (i) the cost method, deducted by a provision for losses, is the best method to evaluate property, plant & equipment; (ii) they segregate assets into quite well defined classes related to their operating activity; (iii) their area of scope is significantly impacted by technological development, requiring frequent review of the recoverable values and estimates of useful life of the assets, which has been consistently done; and (iv) they have adopted effective controls over property, plant & equipment items, which allow for identification of losses and changes in the useful life of the assets; and (v) they consider that their property, plant & equipment are already recorded at their effective recoverable value, not requiring further assignment of cost. Therefore, the values shown in the net property, plant & equipment are in accordance with the accounting practices currently enforced in Brazil.

In the tables below, and for comparison purposes, the Company presents the amounts corresponding to the impacts generated in the shareholders’ equity for the fiscal year ended on December 31, 2009 and, for comparison purposes, in the income statement, of the controlling company and consolidated income statement for the nine-month period ended on September 30, 2009. The accounting information for 2010 is already presented with the application of the referred adjustments and reclassifications.

Shareholders’ equity

		December 31, 2009
	Note	Company	Consolidated
Shareholders' equity before the effects of applications of CPCs		10,190,824	10,190,824

Effects adjustments of that passing through by result
Fistel Fee	2.b2)	-	(4,297)
Post-employment benefit plans	2.b4)	-	10,797
Interest on construction in progress	2.b5)	-	(36,605)
Capitalised expenditure on acquisition of investments	2.b6)	(4,913)	(4,913)
Deferred assets	2.b7)	-	25,529
Prepaid services to be rendered	2.b8)	-	(259)
Donations of network equipment	2.b9)	-	4,768
Income tax and social contribution	2.b1)	-	22
Equity accounting	2.b13)	(45)	-
Result of interest corporate	2.b11)	-	(1,787)
Total		(4,958)	(6,745)

Effects adjustments of that not passing through by result
Fistel Fee	2.b2)	-	(199,851)
Post-employment benefit plans	2.b4)	-	(9,454)
Adjustments for non-controlling shareholdings before the merger of shares	2.b6)	3,617	-
Premium on acquisition of interest of noncontrolling	2.b6)	(1,749,650)	(1,749,650)
Reversal of amortization of premium on acquisition of interest in non-controlling	2.b6)	406,348	406,348
Deferred assets	2.b7)	-	(55,393)
Prepaid services to be rendered	2.b8)	-	(4,229)
Donations of network equipment	2.b9)	-	(33,218)
Additional dividend	2.b10)	611,925	611,925
Income tax and social contribution	2.b1)	-	102,728
Equity accounting	2.b13)	(199,415)	-
Result of interest corporate	2.b11)	-	5,406
Total		(927,175)	(925,388)

Shareholders' equity after the effects of applications of CPCs		9,258,691	9,258,691

Income Statements

		Company
	Note	Income statement as presented on 09.30.09	Adjustments and reclassifications CPCs	Income statement on 09.30.09 - restated

General and administrative expenses	2.b16)	(12,533)	(1,494)	(14,027)
Other operating expenses, net	2.b6) and 2.b16)	3,206	(3,419)	(213)
Equity accounting	2.b13)	804,964	16,317	821,281
Income before financial expenses, net		795,637	11,404	807,041
Financial expenses, net		(156,302)	-	(156,302)
Income before taxes		639,335	11,404	650,739
Income tax and social contribution		(3,386)	-	(3,386)
Net income		635,949	11,404	647,353

		Consolidated
	Note	Income statement as presented on 09.30.09	Adjustments and reclassifications CPCs	Income statement on 09.30.09 - restated

Telecommunications service	2.b8), 2.b15) and 2.b16)	14,707,439	221,597	14,929,036
Sale of goods	2.b8)	2,055,676	(120,014)	1,935,662
Gross operating revenue		16,763,115	101,583	16,864,698
Deductions of gross revenue	2.b8)	(4,719,879)	77,105	(4,642,774)
Net operating revenue		12,043,236	178,688	12,221,924
Cost of services rendered	2.b2), 2.b5), 2.b9), 2.b14), 2b15) and 2.b16)	(5,020,411)	(154,458)	(5,174,869)
Cost of goods sold	2.b16)	(1,519,220)	6,600	(1,512,620)
Gross income		5,503,605	30,830	5,534,435
Selling expenses	2.b16)	(3,201,077)	7,589	(3,193,488)
General and administrative expenses	2.b16)	(1,045,427)	67,280	(978,147)
Other operating expenses, net	2.b4), 2.b6), 2.b7), 2.b14) and 2.b16)	125,151	(48,821)	76,330
Income before Financial expenses, net		1,382,252	56,878	1,439,130
Financial expenses, net	2.b5)	(350,298)	(34,361)	(384,659)
Income before taxes and interest		1,031,954	22,517	1,054,471
Income tax and social contribution	2.b1)	(370,358)	(9,324)	(379,682)
Result of interest corporate	2.b11)	(25,647)	(1,789)	(27,436)
Net income		635,949	11,404	647,353

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Cash and banks	3,424	76	23,504	46,468
Short-term investments	320,032	257,035	1,811,133	1,212,106
Total	323,456	257,111	1,834,637	1,258,574

The financial investments refer to fixed income transactions, indexed to the variation of the Interbank Deposit Certificates (“CDI”), with immediate liquidity, diversified with first-category financial institutions.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Receivables from billed services	99,375	-	1,134,706	1,105,069
Receivables from interconnection fees	103,417	-	798,004	784,524
Receivables from unbilled services	87,120	-	621,163	590,617
Receivables from goods sold	31,848	-	334,464	391,578
(-) Allowance for doubtful accounts	(21,525)	-	(214,187)	(324,982)
Total	300,235	-	2,674,150	2,546,806

Following we present the aging list for the net accounts receivable at September 30, 2010 and December 31, 2009:

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Unbilled	87,120	-	621,163	590,617
Falling due	158,461	-	1,622,196	1,561,644
Overdue accounts – from 1 to 30 days	25,471	-	213,580	208,393
Overdue accounts – from 31 to 60 days	7,391	-	73,618	67,059
Overdue accounts – from 61 to 90 days	5,158	-	53,898	51,485
Overdue accounts – from 91 to 180 days	2,874	-	27,853	33,969
Overdue accounts – from 181 to 360 days	8,578	-	36,754	28,797
Overdue accounts – more than 360 days	5,182	-	25,088	4,842
Total	300,235	-	2,674,150	2,546,806

There was no customer representing more than 10% of the consolidated net accounts receivable at September 30, 2010 and December 31, 2009, except for Telecomunicações de São Paulo S.A. (“Telesp”), which accounted for 10.6% of the net accounts receivable at December 31, 2009. These amounts refer, basically, to interconnection and co-billing.

At September 30, 2010, the consolidated balance of accounts receivable includes R$95,977 (R$116,747 at December 31, 2009) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as settlement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful accounts are as follows:

	Company		Consolidated
	2010	2009	2010	2009
Balance at January 01	-	-	324,982	387,308
Additional allowance until the 3rd quarter (note 24)	7,547	-	114,664	173,018
Write-offs until the 3rd quarter	(9,863)	-	(225,459)	(215,767)
Merger of Telemig (note 1)	23,841	-	-	-
Balance at September 30	21,525	-	214,187	344,559
Additional allowance in 4th quarter				40,217
Write-offs in 4th quarter				(59,794)
Balance at December 31				324,982

5. INVENTORIES

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Handsets	27,235	-	374,946	422,337
Simcard (chip)	3,869	-	28,796	28,176
Accessories and other	367	-	3,729	9,033
(-) Provision for obsolescence	(1,627)	-	(26,000)	(35,912)
Total	29,844	-	381,471	423,634

Below are the changes in the provision for obsolescence:

	Company		Consolidated
	2010	2009	2010	2009
Balance at January 01	-	-	35,912	42,580
Additional (reversal) allowance until the 3rd quarter	(1,033)	-	(9,912)	(16,291)
Merger of Telemig (note 1)	2,660	-	-	-
Balance at September 30	1,627	-	26,000	26,289
Provision in the 4th quarter				9,623
Balance at December 31				35,912

The costs of goods sold, which include the amounts of the provision for obsolescence, are shown in note 23.

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Prepaid income and social contribution taxes	729,231	709,838	1,030,944	814,218
Recoverable state VAT (ICMS)	62,101	199	607,939	648,124
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	36,536	21,423	271,073	315,981
Withholding income tax	8,884	6,495	68,557	64,378
Other recoverable taxes	665	270	24,799	23,913
Total recoverable taxes	837,417	738,225	2,003,312	1,866,614

Deferred income and social contribution taxes	591,448	428,086	2,405,532	2,701,723
ICMS to be allocated	34,633	-	328,843	288,015
Total	1,463,498	1,166,311	4,737,687	4,856,352

Current	153,333	8,666	1,438,072	1,186,231
Noncurrent	1,310,165	1,157,645	3,299,615	3,670,121

The Company and Vivo are entitled to tax benefit of 75% reduction in the income tax calculated on the profit earned from activities in the tax incentive areas within the scope of the Superintendência de Desenvolvimento do Nordeste – SUDENE (North of Minas Gerais and Vale do Jequitinhonha) and of Superintendência de Desenvolvimento da Amazônia – SUDAM (States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima), respectively.

The breakdown of deferred income and social contribution taxes is as follows:

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Income and social contribution taxes loss carryforwards (a)	419	419	905,873	1,041,994
Tax credit incorporated - corporate reorganization (b)	399,578	425,662	473,969	591,850
Tax credits on temporary differences:(c)
Contingencies and legal liabibility	122,289	30	277,982	227,842
Useful life changes - depreciation	-	-	217,943	222,405
Suppliers	19,079	174	152,407	151,324
Valuation allowance and provision for losses- fixed assets	9,817	-	76,363	99,754
Doubtful accounts	7,318	-	72,823	110,494
Customer loyalty program	2,094	-	28,006	22,301
Derivative contracts	964	1,281	27,395	9,962
Employee profit sharing	3,238	-	23,385	23,851
Provision for obsolescence	553	-	8,840	12,210
Adjustments CPCs (note 2)	14,067	-	103,902	102,728
Other amounts	12,032	520	36,644	85,008
Total deferred taxes on non-current assets	591,448	428,086	2,405,532	2,701,723

The deferred taxes were recorded assuming their future realization, as follows:

a)   Tax loss and negative tax base: represents the amount recorded by the subsidiaries, which will be offset up to the limit of 30% of the tax base computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the tax bases in the amount of R$772,978 at September 30, 2010 (R$688,023 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate sufficient future taxable results to ensure realization of these deferred taxes.

b)  Tax credit incorporated – restructuring: represented by the net balance of goodwill and provision for maintenance of the integrity of the shareholders’ equity (note 6.2). Realization occurs proportionally to the amortization of the goodwill, in a period from 5 to 10 years. Studies performed by independent consultants hired during the corporate reorganization process support the recovery of such amounts within the above referred time.

c)   Tax credits on temporary differences: their realization will occur upon the payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of the provisions in the amount of R$229,232 at September 30, 2010 (R$154,757 at December 31, 2009), given the uncertainty, at this time, as to the Company’s ability to generate sufficient future taxable results to ensure realization of these deferred taxes. Additionally, upon the merger of Telemig that occurred on June 01, 2010, the Company absorbed the assets of deferred income and social contribution taxes of Telemig in the amount of R$176,505, the balance at May 31, 2010.

The Company and its subsidiaries prepared technical feasibility studies, approved by the Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2009. During the nine-month period ended at September 30, 2010, no relevant fact occurred which might indicate any limitations to the full recovery of the amounts of deferred taxes recognized by the subsidiaries.

6.2  Tax credit incorporated – corporate reorganization

Prior to the mergers, provisions were booked for maintenance of the stockholders’ equity of the merged company and, consequently, the net assets that were merged represent, essentially, the tax benefit arising out of the possibility of deduction of the incorporated goodwill.

Included in the accounting records held for corporate and tax purposes by the Company and its subsidiaries are specific accounts related to incorporated goodwill and provision, amortization, reversal and tax credit, the balances of which are as follows:

	Company
	09.30.10			12.31.09
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,077,024	(710,836)	366,188	1,251,945	(826,283)	425,662
Telemig Celular S.A. - Corporate Restructuring	98,205	(64,815)	33,390	-	-	-
Total	1,175,229	(775,651)	399,578	1,251,945	(826,283)	425,662

	Consolidated
	09.30.10			12.31.09
	Goodwill	Provision	Net	Goodwill	Provision	Net
Telemig Celular Participações S.A. - Corporate Restructuring	1,077,024	(710,836)	366,188	1,251,945	(826,283)	425,662
Global Telecom S.A. - Acquisition	216,239	(142,718)	73,521	302,066	(199,364)	102,702
Telemig Celular S.A. - Corporate Restructuring	98,205	(64,815)	33,390	113,501	(74,911)	38,590
Tele Centro Oeste Celular Participações - Acquisition	-	-	-	46,540	(30,716)	15,824
Tele Leste Celular Participações S.A. - Privatization	2,560	(1,690)	870	26,687	(17,615)	9,072
Total	1,394,028	(920,059)	473,969	1,740,739	(1,148,889)	591,850

The changes in tax credits for the nine-month periods ended at September 30, 2010 and 2009 are as follows:

	Company		Consolidated
	2010	2009	2010	2009
Result
Amortization of goodwill	(181,718)	-	(346,711)	(798,553)
Reversal of provision	119,934	-	228,830	535,909
Tax credit	61,784	-	117,881	262,644
Effect on statement of operation	-	-	-	-

7. ESCROW DEPOSITS AND RESTRICTED AMOUNTS

The Company and its subsidiaries hold amounts in escrow deposit and subject to court restriction in relation to civil, labor and tax proceedings (notes 15 and 18), as shown below:

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Escrow deposits
Tax	601,054	5,042	936,180	649,541
Civil claims	2,124	419	70,280	67,215
Labor	4,309	532	47,139	39,167
Total	607,487	5,993	1,053,599	755,923
Escrow blockages	7,778	1,006	57,010	53,979
Total	615,265	6,999	1,110,609	809,902

Current	9,822	1,072	236,812	200,907
Noncurrent	605,443	5,927	873,797	608,995

Following is a brief description of the main escrow deposits in connection with tax proceedings:

  Social Integration Program (PIS) and Contribution of Social Security Financing (COFINS)

The Company and its subsidiaries are parties to judicial claims regarding the following matters: i) debts arising out of the offsetting of tax credits resulting from overpayments not recognized by the tax authorities; ii) tax debt due to underpayment by reason of divergences in the accessory tax returns (Statements of Federal Tax Credits and Debts - DCTFs); and iii) discussions referring to changes in the tax rates and increase in the tax calculation bases set forth by Law no. 9718/98. At September 30, 2010, the balances of the court deposits totaled R$63,201 (R$38,569 at December 31, 2009).

  Contribution of intervention in the economic domain (CIDE)

The Company and its subsidiaries are parties to proceedings referring to administrative and judicial matters, aiming at discharging the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The balance of escrow deposits at September 30, 2010 was R$96,978 (R$63,695 at December 31, 2009).

  Telecommunications Inspection Fee (FISTEL)

Telemig (which was merged into the Company on June 01, 2010) filed a writ of mandamus challenging its liability for the payment of the inspection fees on mobile stations not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the Operation Inspection Fee (“TFF”) and to the Installation Inspection Fee (“TFI”). The case is awaiting decision by the Federal Regional Court (“TRF”) of the 1st Region. At September 30, 2010, the balance of the court deposits totaled R$551,426 (R$416,625 at December 31, 2009).

  Withholding Income Tax (IRRF)

Telemig Participações (which was merged into the Company on November 13, 2009) filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. At September 30, 2010, the balance of escrow deposits totaled R$22,540 (R$21,445 at December 31, 2009).

Vivo is party to other judicial proceedings relating to the following matters: i) withholding taxes levied on income earned from rent and royalties, payroll and fixed income financial investments; ii) debts referring to offsetting of overpayments of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit Tax (“CSLL”) not homologated by the Brazilian Federal Revenue Service and debt for late fine due as a result of untimely payment of the withholding taxes made on a voluntary basis; and iii) obtaining the debt clearance certificate (CND) for purposes of discharging the referred debt as an impairment for obtaining debt clearance certificates in order to allow the company to have its name removed from the information record of federal overdue debts (CADIN). At September 30, 2010, the balance of escrow deposits totaled R$9,544 (R$5,797 at December 31, 2009).

  Corporate Income Tax  (IRPJ)

The Company was party to judicial proceedings relating to the following matters: i) renewal of the debt clearance certificate requesting authorization for depositing the fully updated amount of the debts; ii) requirement of IRPJ estimates and non-payment of debts with the economic-tax information integrated system (SIEF); and iii) voluntary disclosure. At September 30, 2010, the deposits in court totaled R$1,112 (R$2,671 at December 31, 2009).

  Contribution to the Brazilian Communication Company (EBC )

The Telephone Operators and Cellular and Personal Mobile Service Companies Union (“Sinditelebrasil”) filed a writ of mandamus in order to challenge the Contribution for Boosting Public Broadcasting payable to EBC, created by Law no. 11.652/2008. Vivo and Telemig (which was merged into the Company on June 01, 2010), as Union members, deposited in court the amounts relating to said contribution, which totaled at September 30, 2010, R$128,004, and R$15,571, respectively, (R$55,153 and R$6,604, at December 31, 2009).

  Tax on Circulation of Goods and Services (ICMS)

The Company and its subsidiaries are parties to judicial proceedings relating to the following matters: i) voluntary disclosure; ii) ICMS purportedly levied on the access, adhesion, qualification, availability and use of services, as well as those relating to supplementary services and additional facilities; right to credit for acquisition of property, plant & equipment and also electric power; and iii) prepaid service activation cards. At September 30, 2010, escrow deposits totaled R$30,092 (R$17,106 at December 31,2009).

  Other taxes, charges and contributions

At September 30, 2010, the Company and its subsidiaries recorded deposits in court in the amount of R$17,712 (R$21,876 at December 31, 2009), relating to the discussion of the following matters: i) Tax on Services (“ISS”) on revenues arising out of number substitution, handset exchange, detailed bill, specific number selection, contact transfer, message number and requested restriction of access, and assessment of ISS on cellular phone activation; ii) social contributions referring to purported absence of withholding of 11% on the amount of several invoices and receipts of service providers hired by means of labor assignment; iii) Provisional Contribution on Financial Transactions (“CPMF”); and iv) Public Price for Numbering Resources Management (“PPNUM “) by ANATEL.

8. PREPAID EXPENSES

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
FISTEL fee (*)	20,372	-	176,882	-
Advertising to be distributed	5,570	-	45,578	123,911
Rent	777	-	24,894	19,268
Financial charges	1,766	1,694	9,356	6,747
Insurance premium	737	314	8,233	5,279
Post-employment benefit plans (note 30)	3,440	-	8,109	3,822
Software and other	2,469	560	38,947	26,357
Total	35,131	2,568	311,999	185,384

Current	29,584	998	286,878	161,954
Noncurrent	5,547	1,570	25,121	23,430

(*) These refer to the amounts of the inspection and operation fee (“TFF”) for fiscal year 2010, which were paid in March and shall be amortized until the end of the fiscal year.

9. OTHER ASSETS

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Related parties receivables	28	-	79,492	79,276
Advances to employees and suppliers	3,511	11	37,860	10,562
Credits with suppliers	2,668	-	27,462	62,334
Subsidies on handsets sales	-	-	18,094	10,411
Other assets	2,313	872	16,247	11,372
Total	8,520	883	179,155	173,955

Current	8,500	334	177,664	170,966
Noncurrent	20	549	1,491	2,989

10. INVESTMENTS

a) Subsidiaries information

	Vivo	Telemig (**)	Telemig Participações (***) Consolidated

Total assets at 09.30.10	16,362,645	-	-
Total assets at 12.31.09 (*)	16,181,420	2,165,761	-

Shareholders' equity at 09.30.10	7,927,769	-	-
Shareholders' equity at 12.31.09 (*)	7,920,374	944,359	-

Net operating revenue - January to September 2010	11,827,046	-	-
Net operating revenue - January to September 2009 (*)	10,965,601	1,261,453	1,261,453

Net income - January to September 2010	921,040	-	-
Net income - January to September 2009 (*)	751,702	80,055	88,169

(*) Resubmitted
(**)Telemig was merged by the Company on 06/01/10.
(***)Telemig Participações was merged by the Company on 11/13/09.

The Company holds the following equity interest in its subsidiaries:

	Vivo		Telemig
	09.30.10	12.31.09	09.30.10	12.31.09
Number of shares held (in thousands)
Common	3,810	3,810	-	2,372

Interest in the voting capital	100.0%	100.0%	-	100.0%
Total Interest	100.0%	100.0%	-	100.0%

b) Breakdown

The balance of the controlling company’s investments includes the interest held in the subsidiaries' equity, advances for future capital increase, as well as other investments, as shown below:

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09
Investment in subsidiaries	7,606,573	8,497,616	-	-
Advance for future capital - special goodwill reserve in subsidiaries	321,196	367,117	-	-
Other investments	104	104	112	112
Total	7,927,873	8,864,837	112	112

c) Changes

c.1) Investments in subsidiaries

The initial balances and the changes in investments relating to fiscal year 2009 are stated again in these financial statements (note 2).

	Vivo	Telemig Participações	Telemig	Total
Balance at 12.31.08	6,506,881	698,929	79,407	7,285,217
Adjusting CPCs - Equity pick-up - 01.01.09	(180,741)	(6,061)	(923)	(187,725)
Balance at 01.01.09 - Resubmited	6,326,140	692,868	78,484	7,097,492
Equity pick-up on net income of subsidiaries	751,702	65,701	3,878	821,281
Dividends and interest on shareholders’ equity intended	(205,988)	-	-	(205,988)
Capital increase with special goodwill reserve	289,238	10,015	-	299,253
Adjusting for dividends in 2008	-	-	559	559
Merger of shares	-	703,796	(82,921)	620,875
Earnings generated in the capital increase with the special goodwill reserve	-	1,935	-	1,935
Balance at 09.30.09 - Resubmitted	7,161,092	1,474,315	-	8,635,407
Capital increase	300,000	-	-	300,000
Tax incentives	6,935	-	2,202	9,137
Unclaimed dividends and interest on shareholders' equity	3,843	-	928	4,771
Dividends and interest on shareholders’ equity intended	(191,935)	(593,550)	(19,281)	(804,766)
Equity pick-up on net income of subsidiaries	319,243	(64,664)	22,117	276,696
Merger of Telemig Participações (note 1)	-	(816,101)	892,472	76,371
Balance at 12.31.09 - Resubmitted	7,599,178	-	898,438	8,497,616
Equity pick-up on net income of subsidiaries	921,040	-	104,118	1,025,158
Additional dividend for fiscal year 2009	(915,352)	-	-	(915,352)
Dividends and interest on shareholders’ equity intended	-	-	(52,595)	(52,595)
Write-off by merger of Telemig (note 1)	-	-	(949,961)	(949,961)
Tax incentives	1,707	-	-	1,707
Balance at 09.30.10	7,606,573	-	-	7,606,573

c.2)  Advance for future capital increase

The initial balances relating to fiscal year 2009 are stated again in these financial statements (note 2).

	Vivo	Telemig Participações	Telemig	Total
Balance at 01.01.09 - Resubmitted	610,434	561,209	45,921	1,217,564
Capital increase with special goodwill reserve	(289,238)	(20,871)	-	(310,109)
Balance at 09.30.09 - Resubmitted	321,196	540,338	45,921	907,455
Merger of Telemig Participações	-	(540,338)	-	(540,338)
Balance at 12.31.09 - Resubmitted	321,196	-	45,921	367,117
Merger of Telemig (note 1)	-	-	(45,921)	(45,921)
Balance at 09.30.10	321,196	-	-	321,196

11. PROPERTY, PLANT & EQUIPMENT, NET

11.a) Breakdown

	Company
	09.30.10			12.31.09
	Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
Transmission equipment	1,203,707	(934,769)	268,938	-	-	-
Infrastructure	424,114	(267,615)	156,499	34	(34)	-
Switching equipment	347,956	(259,303)	88,653	-	-	-
Terminals	105,914	(86,008)	19,906	14	(14)	-
Buildings	12,086	(5,891)	6,195	-	-	-
Land	3,055	-	3,055	-	-	-
Other assets	239,696	(182,695)	57,001	1,051	(1,049)	2
Construction in progress	47,380	-	47,380	-	-	-
Total	2,383,908	(1,736,281)	647,627	1,099	(1,097)	2

	Consolidated
	09.30.10			12.31.09 Restated
	Cost	Accumulated depreciation	Property, plant and equipment, net	Cost	Accumulated depreciation	Property, plant and equipment, net
Transmission equipment	9,342,036	(7,094,386)	2,247,650	9,660,973	(7,188,371)	2,472,602
Infrastructure	3,552,412	(2,124,732)	1,427,680	3,418,058	(1,960,734)	1,457,324
Switching equipment	3,652,564	(3,016,912)	635,652	4,196,877	(3,225,490)	971,387
Terminals	2,995,360	(2,716,784)	278,576	2,721,531	(2,412,241)	309,290
Buildings	315,114	(102,875)	212,239	298,984	(97,347)	201,637
Land	100,824	-	100,824	101,264	-	101,264
Other assets	2,008,727	(1,442,688)	566,039	1,948,183	(1,372,115)	576,068
Construction in progress	394,497	-	394,497	318,932	-	318,932
Total	22,361,534	(16,498,377)	5,863,157	22,664,802	(16,256,298)	6,408,504

11.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements (note 2).

	Company
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	-	-	-	-	-	-	390	-	390
Balances at 09.30.09	-	-	-	-	-	-	390	-	390
Incorporation of Telemig Celular Participações	-	34	-	14	-	-	661	-	709
Balances at 12.31.09	-	34	-	14	-	-	1,051	-	1,099
Additions	977	774	-	6,282	-	-	2,761	58,707	69,501
Incorporation of Telemig (note 1)	1,184,180	416,829	345,946	99,629	12,086	3,055	232,816	60,400	2,354,941
Write-off	(29,865)	(9,722)	(399)	(11)	-	-	(1,473)	-	(41,470)
Transfer	48,415	16,199	2,409	-	-	-	4,541	(71,727)	(163)
Balances at 09.30.10	1,203,707	424,114	347,956	105,914	12,086	3,055	239,696	47,380	2,383,908

Depreciation
Balances at 01.01.09	-	-	-	-	-	-	(386)	-	(386)
Balances at 09.30.09	-	-	-	-	-	-	(386)	-	(386)
Additions	-	-	-	-	-	-	(2)	-	(2)
Incorporation of Telemig Celular Participações	-	(34)	-	(14)	-	-	(661)	-	(709)
Balances at 12.31.09	-	(34)	-	(14)	-	-	(1,049)	-	(1,097)
Additions (*)	(17,978)	(7,480)	(6,835)	(10,061)	(114)	-	(4,795)	-	(47,263)
Incorporation of Telemig (note 1)	(946,258)	(268,739)	(252,828)	(75,935)	(5,777)	-	(177,904)	-	(1,727,441)
Write-off	29,477	8,667	362	2	-	-	1,016	-	39,524
Transfer	(10)	(29)	(2)	-	-	-	37	-	(4)
Balances at 09.30.10	(934,769)	(267,615)	(259,303)	(86,008)	(5,891)	-	(182,695)	-	(1,736,281)

Net balance at 12.31.09	-	-	-	-	-	-	2	-	2

Net balance at 09.30.10	268,938	156,499	88,653	19,906	6,195	3,055	57,001	47,380	647,627

	Consolidated
	Transmission equipment	Infrastructure	Switching equipment	Terminals	Buildings	Land	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	8,979,713	3,018,294	4,243,681	2,310,275	296,670	70,352	1,767,321	857,788	21,544,094
Additions	51,292	21,437	-	310,302	-	-	62,860	830,767	1,276,658
Write-off	(295,161)	(8,189)	(71,692)	(505)	(70)	(8)	(17,868)	-	(393,493)
Transfer	812,863	297,257	(36,997)	20,343	2,867	550	75,969	(1,389,342)	(216,490)
Balances at 09.30.09	9,548,707	3,328,799	4,134,992	2,640,415	299,467	70,894	1,888,282	299,213	22,210,769
Additions	(63,445)	18,339	-	94,917	-	30,696	36,573	373,640	490,720
Write-off	(17,106)	(875)	(385)	(13,801)	(462)	(326)	(1,310)	-	(34,265)
Transfer	192,817	71,795	62,270	-	(21)	-	24,638	(353,921)	(2,422)
Balances at 12.31.09	9,660,973	3,418,058	4,196,877	2,721,531	298,984	101,264	1,948,183	318,932	22,664,802
Additions	32,771	14,666	680	274,648	17,284	120	77,597	741,118	1,158,884
Write-off	(747,517)	(58,681)	(590,781)	(819)	(466)	(560)	(64,979)	-	(1,463,803)
Transfer	395,809	178,369	45,788	-	(688)	-	47,926	(665,553)	1,651
Balances at 09.30.10	9,342,036	3,552,412	3,652,564	2,995,360	315,114	100,824	2,008,727	394,497	22,361,534

Depreciation
Balances at 01.01.09	(6,647,993)	(1,741,083)	(2,680,686)	(2,005,070)	(87,318)	-	(1,198,036)	-	(14,360,186)
Additions (*)	(670,003)	(166,393)	(522,177)	(308,738)	(7,758)	-	(137,634)	-	(1,812,703)
Write-off	316,007	6,743	50,558	452	71	-	15,672	-	389,503
Transfer	1,451	(16)	114,949	-	1	-	(1,119)	-	115,266
Balances at 09.30.09	(7,000,538)	(1,900,749)	(3,037,356)	(2,313,356)	(95,004)	-	(1,321,117)	-	(15,668,120)
Additions	(203,746)	(60,795)	(187,459)	(112,687)	(2,576)	-	(52,926)	-	(620,189)
Write-off	13,363	828	741	13,802	230	-	896	-	29,860
Transfer	2,550	(18)	(1,416)	-	3	-	1,032	-	2,151
Balances at 12.31.09	(7,188,371)	(1,960,734)	(3,225,490)	(2,412,241)	(97,347)	-	(1,372,115)	-	(16,256,298)
Additions (*)	(707,431)	(213,498)	(354,693)	(305,287)	(6,052)	-	(127,888)	-	(1,714,849)
Write-off	799,506	50,371	561,126	745	339	-	62,512	-	1,474,599
Transfer	1,910	(871)	2,145	(1)	185	-	(5,197)	-	(1,829)
Balances at 09.30.10	(7,094,386)	(2,124,732)	(3,016,912)	(2,716,784)	(102,875)	-	(1,442,688)	-	(16,498,377)

Net balance at 12.31.09	2,472,602	1,457,324	971,387	309,290	201,637	101,264	576,068	318,932	6,408,504

Net balance at 09.30.10	2,247,650	1,427,680	635,652	278,576	212,239	100,824	566,039	394,497	5,863,157

(*)The sum of depreciation costs and expenses is shown in “Depreciation”, in notes 23, 24 and 25.

The remaining balance in the transfers shown in the preceding table refers to transfers made between property, plant & equipment accounts and intangible assets accounts (note 12b).

11.c) Depreciation rates

In conformity with ICPC 10, the Company and its subsidiaries effected evaluations of applied useful life in their property, plant & equipment, pursuant to the method of direct comparison to market data. The work conducted by a specialized company did not indicate the need of relevant changes in the useful life of the assets which could cause significant impacts on the total net property, plant & equipment.

Property, plant & equipment are depreciated pursuant to the straight line method, at the annual rates shown below:

Annual depreciation rates (%)
Transmission equipment	10.00 to 33.33
Infrastructure	4.00 to 20.00
Switching equipment	14.29 to 33.33
Terminals	66.67
Buildings	2.86
Other assets	6.67 to 20.00

11.d) Capitalized interest on construction in progress

As informed in note 2, the Company and its subsidiaries have not capitalized financial expenses incurred in connection with loans and financing since January 01, 2009.

11.e) Pledged assets

At September 30, 2010, the Company and its subsidiaries had items of property, plant & and equipment offered as collateral in lawsuits in the amount of R$79,353 (R$83,534 at December 31, 2009).

12. INTANGIBLE ASSETS, NET

12.a) Breakdown

	Company
	09.30.10			12.31.09 Restated
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments (*)	2,594,034	(1,254,205)	1,339,829	2,594,034	(1,254,205)	1,339,829
Software use rights	605,270	(471,535)	133,735	385	(385)	-
Authorization license	75,046	(33,064)	41,982	-	-	-
Other assets	17,520	(17,122)	398	2,152	(2,152)	-
Construction in progress	11,005	-	11,005	-	-	-
Total	3,302,875	(1,775,926)	1,526,949	2,596,571	(1,256,742)	1,339,829

	Consolidated
	09.30.10			12.31.09 Restated
	Cost	Accumulated amortization	Intangible net	Cost	Accumulated amortization	Intangible net
Goodwill, negative goodwill and provision for losses on purchase of investments (*)	2,678,299	(1,322,319)	1,355,980	2,678,299	(1,322,319)	1,355,980
Software use rights	5,088,197	(3,780,633)	1,307,564	4,851,880	(3,435,616)	1,416,264
Authorization license	2,249,619	(1,017,980)	1,231,639	2,249,619	(903,450)	1,346,169
Goodwill	36,002	(28,982)	7,020	35,338	(26,906)	8,432
Other assets	52,461	(50,672)	1,789	52,438	(50,088)	2,350
Construction in progress	99,879	-	99,879	93,074	-	93,074
Total	10,204,457	(6,200,586)	4,003,871	9,960,648	(5,738,379)	4,222,269

(*) The premium, discount and provision for losses in investments result from the difference between the acquisition value and the fair value of the shareholders’ equity of the companies acquired, as of the acquisition dates, are based on the expected future profitability and have indefinite useful life. Such amounts are annually evaluated for purposes of asset recovery.

12.b) Changes

The initial balances and the changes in fiscal year 2009 are stated again in these financial statements, as described in note 2.

	Company
	Goodwill, negative goodwill and provision for losses on purchase of investments	Software use rights	Authorization license	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	2,594,034	-	-	2,152	-	2,596,186
Balances at 09.30.09	2,594,034	-	-	2,152	-	2,596,186
Incorporation of Telemig Celular Participações	-	385	-	-	-	385
Balances at 12.31.09	2,594,034	385	-	2,152	-	2,596,571
Additions	-	8,704		-	11,445	20,149
Incorporation of Telemig (note 1)	-	564,440	75,046	15,368	31,138	685,992
Transfer	-	31,741	-	-	(31,578)	163
Balances at 09.30.10	2,594,034	605,270	75,046	17,520	11,005	3,302,875

Amortization
Balances at 01.01.09	(1,254,205)	-	-	(2,152)	-	(1,256,357)
Additions (*)	-	-	-	-	-	-
Incorporation of Telemig Celular Participações	-	(385)	-	-	-	(385)
Balances at 09.30.09	(1,254,205)	(385)	-	(2,152)	-	(1,256,742)
Balances at 12.31.09	(1,254,205)	(385)	-	(2,152)	-	(1,256,742)
Additions (*)	-	(21,933)	(1,211)	(43)	-	(23,187)
Incorporation of Telemig (note 1)	-	(449,221)	(31,853)	(14,927)	-	(496,001)
Transfer	-	4	-	-	-	4
Balances at 09.30.10	(1,254,205)	(471,535)	(33,064)	(17,122)	-	(1,775,926)

Net balance at 12.31.09	1,339,829	-	-	-	-	1,339,829

Net balance at 09.30.10	1,339,829	133,735	41,982	398	11,005	1,526,949

	Consolidated
	Goodwill, negative goodwill and provision for losses on purchase of investments (*)	Software use rights	Authorization license	Goodwill	Other assets	Construction in progress	Total
Cost
Balances at 01.01.09	2,678,299	3,974,243	2,249,619	31,962	48,378	198,573	9,181,074
Additions	-	140,699	-	3,280	1,558	236,637	382,174
Write-off	-	(1,464)	-	-	-	-	(1,464)
Transfer	-	542,693	-	-	350	(326,553)	216,490
Balances at 09.30.09	2,678,299	4,656,171	2,249,619	35,242	50,286	108,657	9,778,274
Additions	-	78,768	-	96	1	101,087	179,952
Write-off	-	-	-	-	-	-	-
Transfer	-	116,941	-	-	2,151	(116,670)	2,422
Balances at 12.31.09	2,678,299	4,851,880	2,249,619	35,338	52,438	93,074	9,960,648
Additions	-	169,988	-	664	93	163,488	334,233
Write-off	-	(88,773)	-	-	-	-	(88,773)
Transfer	-	155,102	-	-	(70)	(156,683)	(1,651)
Balances at 09.30.10	2,678,299	5,088,197	2,249,619	36,002	52,461	99,879	10,204,457

Amortization
Balances at 01.01.09	(1,322,319)	(2,684,577)	(751,018)	(23,569)	(45,058)	-	(4,826,541)
Additions (*)	-	(466,212)	(114,042)	(2,497)	(2,331)	-	(585,082)
Write-off	-	1,464	-	-	-	-	1,464
Transfer	-	(115,266)	-	-	-	-	(115,266)
Balances at 09.30.09	(1,322,319)	(3,264,591)	(865,060)	(26,066)	(47,389)	-	(5,525,425)
Adições	-	(171,028)	(38,390)	(840)	(547)	-	(210,805)
Baixas	-	2	-	-	-	-	2
Transferências	-	1	-	-	(2,152)	-	(2,151)
Balances at 12.31.09	(1,322,319)	(3,435,616)	(903,450)	(26,906)	(50,088)	-	(5,738,379)
Additions (*)	-	(435,502)	(114,530)	(2,076)	(651)	-	(552,759)
Write-off	-	88,723	-	-	-	-	88,723
Transfer	-	1,762	-	-	67	-	1,829
Balances at 09.30.10	(1,322,319)	(3,780,633)	(1,017,980)	(28,982)	(50,672)	-	(6,200,586)

Net balance at 12.31.09	1,355,980	1,416,264	1,346,169	8,432	2,350	93,074	4,222,269

Net balance at 09.30.10	1,355,980	1,307,564	1,231,639	7,020	1,789	99,879	4,003,871

 (*)The sum of amortization costs and expenses are shown in “Amortization”, in notes 23, 24 and 25.

The remaining balances in the transfers shown in the preceding table refer to the transfers made between property, plant & equipment accounts and intangible assets accounts (note 11b).

12.c) Amortization rates

Intangible assets with defined useful life are amortized pursuant to the straight line method at the annual rate show below:

Annual amortization rates (%)
Software use rights	20.00
Authorization license	6.67 to 20.00
Goodwill	As contract terms
Other assets	10.00 to 20.00

13. LABOR, PAYROLL CHARGES AND SOCIAL BENEFITS

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Fees and salaries payable	9,551	286	68,806	70,449
Social charges	13,619	107	125,916	78,445
Social benefits	1,813	-	15,905	12,472
Total	24,983	393	210,627	161,366

14. SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Suppliers	256,969	2,197	2,070,526	2,170,586
Amounts to be transferred LD (*)	61,657	-	388,445	405,619
Interconnection and linking	42,971	-	346,679	324,078
Technical assistance	-	-	83,439	100,484
Other	4,220	148	55,753	52,820
Total	365,817	2,345	2,944,842	3,053,587

(a) The amounts refer to VC2, VC3 and roaming charges, invoiced to the Company’s and subsidiaries’ customers and transferred to the long distance call operators.

15. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
ICMS (a)	36,353	-	782,629	767,466
FISTEL (b)	567,187	-	684,799	516,375
Current income and social contribution taxes (c)	70,258	15,620	413,362	117,565
PIS and COFINS	15,770	19,600	157,587	164,329
CIDE (d)	222	-	118,112	80,933
Deferred Income tax and social contribution	14,266	-	30,453	28,837
FUST and FUNTTEL	1,264	-	12,611	11,658
Other taxes, fees and mandatory contributions	8,032	1,389	24,019	31,163
Total	713,352	36,609	2,223,572	1,718,326

Current	110,805	36,609	1,269,565	953,355
Noncurrent	602,547	-	954,007	764,971

(a) The amounts of R$327,397, at September 30, 2010 (R$271,611 at December 31, 2009) included in the consolidated statements, refer to the program Paraná Mais Emprego, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. Such agreement provides for that the ICMS becomes due always in the 49th month following that in which the ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

(b) They include the amounts referring to the writ of mandamus Telemig (which was merged into the Company on June 01, 2010) filed, challenging the liability for the payment of the inspection fees on mobile stations which are not owned by it, and started booking a provision and effecting a deposit in court for the amounts referring to the operation inspection fee and to the installation inspection fee. The case is awaiting decision by the Regional Court of the 1st Region. In the opinion of its legal counsels, the chances of loss in these proceedings are possible. Notwithstanding the foregoing understanding, the Company maintained the provision because it understood that it was the case of a legal liability, having made deposits in court totaling R$551,426 at September 30, 2010 (R$416,625 at December 31, 2009), note 7.

(c) Telemig Participações (which was merged into the Company on November 13, 2009 ), filed writs of mandamus requesting the court to declare its right not to be assessed IRRF (Withholding Income Tax) at source on its receipts of interest on own capital of its subsidiary. Based on the opinion of its legal counsels, said proceedings are classified as possible risk. Notwithstanding such expectancy, the Company kept maintained the provision because it considered the same as a legal liability, having made deposits in court totaling R$22,540 at September 30, 2010 (R$21,445 at December 31, 2009), note 7.

(d) They include the amounts of administrative and judicial proceedings, seeking to discharge the assessment of the CIDE on remittances of funds abroad, in connection with agreements for transfer of technology, license of trademarks and software, etc. The Company and its subsidiaries recorded court deposits in the amount of R$118,112 at September 30, 2010 (R$80,933 at December 31, 2009), having made deposits in court totaling R$96,978 (R$63,695 at December 31, 2009), note 7.

16. LOANS, FINANCING AND DEBENTURES

16.a) Debt breakdown

a.1) Loans and financing

				Company		Consolidated
Description	Currency	Interest	Maturity	09.30.10	12.31.09	09.30.10	12.31.09
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	URTJLP (*)	TJLP + 4,30% p.a. to 4,60% p.a.	10/15/10 to 08/15/14	-	-	1,223,688	1,470,063
Banco Europeu de Investimentos - BEI	USD	4,18% p.a to 4,47% p.a.	12/19/10 to 03/02/15	-	-	651,585	635,066
Banco do Nordeste do Brasil - BNB	R$	10,00% p.a	10/30/10 to 10/30/16	-	-	559,050	587,627
Caixa Geral de Depósitos	USD	LIBOR + 1,25% p.a.	10/19/10	-	-	255,933	-
Banco Nacional de Desenvolvimento Econômico e Social - BNDES PSI	R$	4,50% p.a	10/15/10 to 03/15/20	12,917	-	80,765	-
Resolução 2770	JPY	2,60% p.a	01/18/2011	-	-	29,018	26,415
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	UMBND (**)	8,74% p.a	10/15/10 to 07/15/11	-	-	2,239	4,327
Comissão BBVA	-	0,43% p.a.	11/29/10 to 02/28/15	-	-	183	188
Resolução 2770	USD			-	-	-	95,327
Resolução 2770	R$			-	-	-	176,016
Total				12,917	-	2,802,461	2,995,029

Current				88	-	743,399	688,397
Noncurrent				12,829	-	2,059,062	2,306,632

(*) URTJLP – Long term interest rate reference unit, used by the BNDES as the contract currency in loan agreements.

(**) UMBND – Monetary unit, based on a currency basket used by the BNDES as the contract currency in loan agreements.

At May 14, 2010, funds were released from an indirect credit facility granted by the BNDES (Investment Sustaining Program – BNDES PSI) in the total amount of R$99,679. These funds are being used for the acquisition of domestic equipment designed for network capacity expansion, purchased from suppliers previously registered with the BNDES. Because they refer to a financing at a rate lower than the market standard (4.5% p.a., pre-fixed), this transaction falls within the scope of CPC 07 – Government Subvention and Assistance. We have applied the effective interest method defined in CPC 38 – Financial Instruments: Acknowledgment and Measurement, and made the following considerations: a comparison was performed between i) the total debt amount calculated based on the rates provided for in the contract; and ii) the total debt amount calculated based on the market rates (fair value). Based on such comparison, the subvention granted by the BNDES, adjusted to present value, resulted in R$19,555. Such amount was recorded in “Deferred Revenues/Government Subvention”, and is deferred for the useful life of the asset being financed as a counter-entry to “Other operating revenues (expenses), net”.

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	09.30.10	12.31.09	09.30.10	12.31.09
Debentures (2nd Issue)	R$	106,0% to 120,0% of the CDI	05/04/2015	565,264	1,014,631	565,264	1,014,631
Debentures (3rd Issue)	R$			-	232,279	-	232,279
Debentures (4th Issue)	R$	108,0% to 112,0% of the CDI	10/15/10 to 10/15/13	775,448	752,447	775,448	752,447
Debentures (4th Issue)	R$	IPCA + 7,00%	10/15/10 to 10/15/14	82,878	74,911	82,878	74,911
Debentures (1st Issue Telemig)	R$	IPCA + 0,50% p.a	07/05/18 to 07/05/2021	61,966	-	61,966	59,600
Issuance costs	R$			(3,527)	(4,403)	(3,527)	(4,403)
Total				1,482,029	2,069,865	1,482,029	2,129,465

Current				67,695	266,256	67,695	266,256
Noncurrent				1,414,334	1,803,609	1,414,334	1,863,209

16.b) Repayment schedule

At September 30, 2010, the non-current portion of loans, financing and debentures were broken down by maturity year as follows:

Year	Company	Consolidated
2011	4,960	111,220
2012	444,126	888,726
2013	643,609	1,088,895
2014	65,297	556,044
2015	201,985	680,387
After 2015	67,186	148,124
Total	1,427,163	3,473,396

16.c) Loan covenants

Vivo has loans and financing borrowed from BNDES, the balance of which at September 30, 2010 was R$1,306,692 (R$1,474,390 at December 31, 2009).  In accordance with the contracts, there are several economic and financial indexes that must be calculated on a six-month and yearly basis. At the same date, all economic and financial indexes established in the contracts were achieved.

The 4th issue debentures, the net balance of the issuance costs thereof at September 30, 2010 was R$854,799 (R$822,955 at December 31, 2009), have economic and financial indexes which must be calculated on a quarterly basis. At that same date, all the economic and financial indexes established in the contracts were achieved.

The agreement entered into by Telemig (which was merged into the Company on June 01, 2010) with the State Department of Economic Development in relation to the debentures, the balance of which at September 30, 2010 was R$61,966 (R$59,600 at December 31, 2009), sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain financial. At that same date, all covenants were fulfilled by Telemig.

16.d) Guarantees

At September 30, 2010, guarantees were granted for part of the Company’s and its subsidiaries’ loans and financing, according to the table below:

Banks	Balance of Loan / financing amount	Guarantees
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	R$1,223,688 (URTJLP) R$2,239 (UMBNDES) R$80,765 (PSI Contract)
  Agreement (Vivo) R$1,209,277: Accounts receivable granted as guarantee of 15% of the outstanding balance or four (4) times the amount of the highest installment, whichever is higher.
  Agreement (Vivo) R$16,650: pledge of 15% of the accounts receivable referring to the services revenue.
  Agreement (Vivo/Vivo Participações) R$80,765: disposal of the financed assets, relating to the Investment Support Program – PSI.
  Vivo Participações is the intervening guarantor.

Banco Europeu de Investimento – BEI	R$651,585	Commercial risk guaranteed by Banco BBVA Portugal.
Banco do Nordeste do Brasil S.A. – BNB	R$559,050
  Bank security granted by Banco Bradesco S.A. in the amount equal to 100% of the outstanding loan debt.
  Creation of a liquidity fund represented by financial investments in the amount equal to three (3) amortization installments, based on the post-grace period average installment.
  Vivo Participações is the intervening guarantor.

16.e) Debentures

e.1) Fund raising by the Company

2nd Issue

Within the scope of the first securities distribution program in the amount of R$2 billion, announced on August 20, 2004, the Company issued debentures related to the 2nd Issue of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, counted as from the issue date, that is, May 01, 2005.

Such offering consisted of the issue in two series, being R$ 200 million in the first series, and R$800 million in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 120.0% (first series) and 104.2% (second series) of the accumulated daily average rates for the one-day, extra group interfinancial deposits (“DI”) (DI rates), as calculated and published by the Securities Custody and Settlement Service (“CETIP”).

Rescheduling

1st Series

In May 2009, the debentures of the 1st Series of the 2nd Issue of the Company, as approved by the Board of Directors of the Company, at a meeting held on March 30, 2009, were rescheduled. The new effective term of remuneration is 24 months, counted from May 01, 2009, during which time the remuneration conditions defined herein shall remain unchanged. During this second term of remuneration, the debentures shall be entitled to a remuneration of 120.0% of the average rate of the one-day extra group Interfinancial Deposits – the DI over extra-group  rate, calculated in accordance with the formula contained in clause 4.9 of the “2nd issue indenture”. The payments of remuneration of the debentures shall be made on November 01, 2010 and May 01, 2011.

Rescheduling of the debentures remuneration is expected to occur on May 01, 2011 (first series).

2nd Series

At the meetings of the Board of Directors of the Company held on April 25, 2005 and on May 13, 2005 the details of the 2nd Series of the 2nd Issue of the Company were approved.

In May 03, 2010, the debentures of the 2nd Series of the 2nd Issue of the Company were renegotiated in accordance with all the conditions approved by the Board of Directors held on May 29, 2010. The total rescheduled amount was R$340,230, and the Company redeemed and cancelled the dissenting debentures in the amount of R$459,770. The new term is of 24 months, beginning on May 01, 2010, during which time the remuneration conditions set forth herein shall remain unchanged. During the second term of remuneration (until May 01, 2012), the debentures of the Company will be entitled to a remuneration of 106.00% of the average rate of the one-day interfinancial deposits, called extra group DI Rate, calculated in accordance with the formula contained in section 4.9 of the “2nd issue indenture”. The payments of remuneration of the debentures shall be made on November 01, 2010, May 02, 2011, November 01, 2011 and May 02, 2012.

3rd Issue

At January 11, 2010, the Company settled the simple, non-convertible, unsecured, sole series debentures of the 3rd public issue, totaling R$210 million, earning interest of 113.55% of the interfinancial deposits (DI) in the amount of R$23 million.

4th Issue

At a meeting held on September 04, 2009, the Board of Directors approved the 4th public issue, by the Company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, with tenor of 10 years.

The total amount of the issue was R$810 million, of which the basic offering corresponds to R$600 million, added by R$210 million due to the full exercise of the additional debentures option.

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Company and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The interest payment for the 1st series will be of 108.00% of the CDI, for the 2nd series of 112.00% of the CDI and for the 3rd series, coupon of 7.00% yearly (on the nominal value adjusted to the variation of the Comprehensive Consumer Prices National Index (IPCA). These debentures earn interest with semiannual payments in the 1st and 2nd series and annual payments in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised from the issue of the offering were used for full payment of the principal of the debt represented by the 6th issue of commercial promissory notes of the Company and supplementation of the working capital of the Company.

The transaction costs in connection with this issue represented R$3,527 at September 30, 2010 (R$4,403 at December 31, 2009). These costs were appropriated to a liabilities reduction account as costs to be incurred, and are recorded as financial expenses of the Company (note 27), pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs, if of 112.13% of the CDI.

e.2) Fund raising by Telemig (which was merged into the Company on June 01, 2010).

1st Issue

In compliance with the Contract for Provision of Personal Mobile Services (“SMP”), in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (which was merged into the Company on June 01, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series, amounting to R$ 6,210. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd Series, valued at R$31,900, thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

17. INTEREST ON OWN CAPITAL AND DIVIDENDS

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
TBS Participações Ltda	17,927	28,236	17,927	28,236
Portelcom Participações S.A.	78,678	116,317	78,678	116,317
Brasilcel NV	147,364	74,486	147,364	74,486
Total group controller	243,969	219,039	243,969	219,039

Minority interest	196,897	100,248	196,897	103,394

Total	440,866	319,287	440,866	322,433

Following we present the changes in the consolidated balances of interest on own capital and dividends payable.

Balance at 01.01.09	141,788
Proposed, additional fiscal year of 2008	265,685
Paid	(285,320)
Prescribed (*)	(6,676)
Proposed for year 2009	206,956
Balance at 12.31.09	322,433
Proposed, additional fiscal year of 2009	611,925
Paid	(493,492)
Balance at 09.30.10	440,866

(*) Interest on own capital and dividends not claimed by the shareholders are subject to the statute of limitation within three (3) years, counted from the date the payment began, pursuant to article 287, item II, item (a), of Law no. 6404/76.

At September 30, 2010 and December 31, 2009, the Company recorded a balance of interest on own capital and dividends receivable from its subsidiaries in the amounts of R$185,967 and R$246,092, respectively.

18. PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties to lawsuits that generate administrative and judicial contingencies related to civil, labor, tax and regulatory claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

18.1) Breakdown

The breakdown of the balances of such provisions at September 30, 2010 and December 31, 2009 was as follows:

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Civil	19,431	1,509	145,616	150,490
Labor	7,572	-	87,265	78,875
Tax	3,697	-	37,918	31,314
Regulatory	2,894	-	17,944	17,464
Total	33,594	1,509	288,743	278,143

Current	15,710	1,168	123,774	134,181
Noncurrent	17,884	341	164,969	143,962

18.2) Changes:

The initial balances and the changes to the provisions for contingencies as of December 31, 2009 are stated again in these financial statements (note 2).

	Company
	Civil	Regulatory	Labor	Tax	Total
Balance at 01. 01.09	1,705	-	11	-	1,716
Provisions recorded, net of reversals (note 26)	(209)	-	287	-	78
Payments	(17)	-	-	-	(17)
Balance at 09.30.09	1,479	-	298	-	1,777
Provisions recorded, net of reversals	30	-	(298)	-	(268)
Payments	-	-	-	-	-
Balance at 12.31.09	1,509	-	-	-	1,509
Provisions recorded, net of reversals (note 26)	4,012	-	2,834	145	6,991
Monetary variation	-	-	-	5	5
Incorporation Telemig (note 1)	16,586	2,894	6,243	3,547	29,270
Payments	(2,676)	-	(1,505)	-	(4,181)
Balance at 09.30.10	19,431	2,894	7,572	3,697	33,594

Current	9,834	2,894	2,982	-	15,710
Noncurrent	9,597	-	4,590	3,697	17,884

	Consolidated
	Civil	Regulatory	Labor	Tax	Total
Balance at 01. 01.09	155,306	15,369	72,687	30,799	274,161
Provisions recorded, net of reversals (note 26)	74,825	4,605	21,513	344	101,287
Monetary variation	-	(84)	-	612	528
Payments	(77,320)	(2,379)	(17,226)	(205)	(97,130)
Balance at 09.30.09	152,811	17,511	76,974	31,550	278,846
Provisions recorded, net of reversals	25,696	2,494	5,212	(37)	33,365
Monetary variation	-	(290)	-	159	(131)
Payments	(28,017)	(2,251)	(3,311)	(358)	(33,937)
Balance at 12.31.09	150,490	17,464	78,875	31,314	278,143
Provisions recorded, net of reversals (note 26)	67,256	5,539	22,828	1,176	96,799
Monetary variation	-	90	-	5,686	5,776
Payments	(72,130)	(5,149)	(14,438)	(258)	(91,975)
Balance at 09.30.10	145,616	17,944	87,265	37,918	288,743

Current	79,301	17,944	23,430	3,099	123,774
Noncurrent	66,315	-	63,835	34,819	164,969

18.3) Comments/Details

18.3.1 Probable Loss

a) Civil Proceedings

Civil proceedings include civil claims, on several levels, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

Consumers

The Company and its subsidiaries are facing several legal proceedings filed by individual consumers or by civil associations representing the rights of consumers who claim non-fulfillment of services and/or products sold. On an individual basis, none of those proceedings is considered relevant.

At September 30, 2010, based on the opinion of its external legal advisors, R$127,628 (R$145,756 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

Other cases

They refer to proceedings of other natures, all of them relating to the regular business course. At September 30, 2010, based on the opinion of its external legal advisors, R$17,988 (R$4,734 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings.

b) Regulatory Proceedings

The Company and its subsidiaries are facing several administrative proceedings filed by ANATEL relating to a purported noncompliance with the Regulation regarding the Personal Mobile Service (“SMP”). At September 30, 2010 R$17,944 (R$17,464 at December 31, 2009) were provisioned, and such amount was considered sufficient to cover probable losses in those proceedings

c) Labor Claims

They include several labor claims, and as previously shown, a provision considered sufficient to cover probable losses in those proceedings was accounted for.

d) Tax Proceedings

At September 30, 2010, Vivo (RJ, SP, AM, SE and DF) was holding administrative and legal discussions on ICMS taxes for which, based on the opinion of its legal advisors, provisions were recorded in the amount of R$30,529 (R$24,759 at December 31, 2009), which was deemed to be sufficient to cover probable losses.

Vivo was holding administrative discussions on federal taxes (IRPJ/PIS/COFINS) that, at September 30, 2010, based on the opinion of its legal advisors, are provisioned at R$744 (R$2,824 at December 31, 2009). Such amounts were deemed to be sufficient to cover probable losses in these proceedings.

At September 30, 2010, administrative discussions related to other taxes for which provisions were recorded in the amount of R$3,098 (R$184 at December 2009), based on the opinion of its legal advisors. The Management deems the amount to be sufficient to cover probable losses in these proceedings.

18.3.2 Possible Loss

Based on the opinion of its legal advisors, the Company Management believes that the settlement of the issues listed below will not produce any material adverse effects on its financial condition.

At September 30, 2010 and December 31, 2009, the breakdown of the amounts of lawsuits classified as possible loss, were as follows:

	Consolidated
	09.30.10	12.31.09
Civil	575,004	534,602
Consumers	465,222	492,819
Others	109,782	41,783
Regulatory	7,301	7,570
Labor	223,065	205,501
Tax (*)	4,345,618	3,842,217
Total	5,150,988	4,589,890

(*) These refer to administrative and judicial claims in connection with the following taxes: ICMS, PIS, COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Contribution for Boosting Public Broadcasting (EBC) and Social Contributions, of which FISTEL is the most relevant, relating to the TFI charged at the time of the extension of the effective term of the right to use radiofrequency in connection with the exploitation of the personal mobile service, in the amount of R$1,155,013 at September 30, 2010 (R$1,094,718 at December 31, 2009). The relevant lawsuits filed in the nine-month period ended on September 30, 2010 refer to the same matters already in course at December 31, 2009, including discussions dealing with the refund to its customers of the amounts settled by way of contributions to COFINS and to PIS.

At July 02, 2002, a delinquency notice was issued against Telemig (which was merged into the Company) by the National Social Security Institute (“INSS”) relating to the joint and several liability for the payment of the contribution to the INSS of service providers and the 11% withholding provided for in Law no. 9711/98. Although this is a case with possible chance of loss, at September 30, 2010 and December 31, 2009 the provision posted in the amount of R$3,547 was deemed to be sufficient to cover eventual losses arising out of the referred delinquency notice, based on the opinion of its legal counsels. The proceedings are awaiting decision in the administrative sphere.

18.4) Guarantees

At September 30, 2010, the Company posted guarantees to proceedings of a tax, civil and labor nature, as follows:

	Consolidated
	Property and Equipment	Escrow Deposits	Letter Guarantee	Total
Civil and labors	15,413	117,419	9,478	142,310
Tax	63,940	936,180	344,377	1,344,497
Total	79,353	1,053,599	353,855	1,486,807

In addition to the above mentioned guarantees, at September 30, 2010, the Company and its subsidiaries had amounts recorded as guarantee of lawsuits (blocked deposits in court) totaling R$57,010 (R$53,979 at December 31, 2009) (note 7).

18.5) Tax Audits

According to the current Brazilian law, federal, state and municipal taxes and social contributions are subject to review by the proper authorities for periods ranging from 5 to 30 years.

19. DEFERRED REVENUES

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Services and goods (a)	60,150	-	504,825	524,729
Donations (b)	-	-	30,519	34,387
Government grants (c)	2,906	-	18,624	-
Total	63,056	-	553,968	559,116

Current	60,586	-	507,619	524,729
Noncurrent	2,470	-	46,349	34,387

a) They refer to the amounts of multi-element revenue contracts, being appropriated to the income to the extent the services are provided to the customers (note 2).

b) They refer to the amounts of network equipment donated by suppliers, which are amortized for the term of the useful life of the referred equipment (note 2).

c) They refer to the government grant from the loan with BNDES (PSI Program), used in the acquisition of domestic equipment for network capacity expansion, acquired from suppliers previously registered with the BNDES, and which are amortized during the useful life of the equipment (note 16).

20. OTHER LIABILITIES

	Company		Consolidated
	09.30.10	12.31.09 Restated	09.30.10	12.31.09 Restated
Reverse stock split (a)	203,139	190,489	246,696	246,930
Provision for assets retirement obligation (b)	28,874	-	185,495	153,739
Provision for loyalty program	6,159	-	82,369	65,591
Provision for post-retirement benefit plan	9,951	-	21,898	18,171
Liabilities with intercompany	469	327	1,733	1,180
Others	867	471	7,113	3,638
Total	249,459	191,287	545,304	489,249

Current	210,223	190,951	334,783	316,181
Noncurrent	39,236	336	210,521	173,068

a) They refer to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

b) They refer to the costs to be incurred in connection with the eventual need of giving back the sites (locations for installation of radio base stations of the Company and of its subsidiaries) to their owners in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

c) The Company and its subsidiaries have adopted customer-loyalty programs, in which calls are converted into points for future exchange for handsets. The earned points, net of redemption, are provisioned in consideration of the history date of redemptions, points generated and average point cost.

d) The Company and its subsidiaries record the provisions for post-retirement benefit plans based on actuarial plans (note 30).

Following are the changes in the consolidated provisions referring to the table above:

	Company			Consolidated
	Provision for assets retirement obligation	Provision for loyalty program	Provision for post-retirement benefit plan	Provision for assets retirement obligation	Provision for loyalty program	Provision for post-retirement benefit plan
Balance at 01.01.09	-	-	-	183,387	117,590	12,620
Provisions recorded, net of reversals	-	-	-	15,107	(11,327)	1,028
Monetary restatement	-	-	-	536	-	-
Balance at 09.30.09	-	-	-	199,030	106,263	13,648
Provisions recorded, net of reversals	-	-	-	(20,049)	(40,672)	(1,738)
Monetary restatement	-	-	-	(25,242)	-	-
Actuarial gains and losses, net	-	-	-	-	-	15,551
Adjustments limits on surplus plans	-	-	-	-	-	(9,290)
Balance at 12.31.09	-	-	-	153,739	65,591	18,171
Provisions recorded, net of reversals	33	(798)	340	18,863	16,778	3,727
Incorporation of Telemig (note 1)	27,394	6,957	9,611	-	-	-
Monetary restatement	1,447	-	-	12,893	-	-
Balance at 09.30.10	28,874	6,159	9,951	185,495	82,369	21,898

21. SHAREHOLDERS’ EQUITY

a) Capital Stock

Pursuant to the Articles of Incorporation, the Company may increase its capital stock up to the limit of seven hundred and fifty million (750,000,000) shares (authorized capital), either common or preferred, regardless of the amendment to the articles of incorporation, with the Board of Directors being the competent body to resolve on the increase and the consequent issue of new shares up to the referred limit.

At September 30, 2010 and December 31, 2009, the subscribed and paid-up capital stock of the Company was R$8,780,150, represented by shares with no face value, distributed among the shareholders as follows:

Shareholders	Common	%	Preferred	%	Total	%, includes treasury shares	%, except treasury shares
Brasilcel, NV	52,731,031	38.4	91,087,513	34.6	143,818,544	35.9	36.0
Portelcom Participações S.A.	52,116,302	38.0	24,669,191	9.4	76,785,493	19.2	19.2
TBS Celular Participações Ltda	17,204,638	12.5	291,449	0.1	17,496,087	4.4	4.4
Sub total group controller	122,051,971	88.9	116,048,153	44.1	238,100,124	59.4	59.6
Treasury shares	-	-	1,123,725	0.4	1,123,725	0.3	-
Others shareholders	15,217,217	11.1	146,272,761	55.5	161,489,978	40.3	40.4
Total	137,269,188	100.0	263,444,639	100.0	400,713,827	100.0	100.0

b) Premium on the acquisition of minority interest

Pursuant to the Brazilian accounting practices prior to CPC 15 – Business Combination, a premium was recorded at the time of the acquisition of shares for prices above their book value, generated by the difference between the book value of the shares purchased and the fair value of the transaction. After the adoption of CPC 15, the transition date of which is January 01, 2009, the effects of all the transactions of acquisition of shares held by minority shareholders started being recorded in the shareholders’ equity when there is no change in the shareholding control. Consequently, such transactions do not generate any premium or results now and the premium previously generated in the acquisitions from minority shareholders, including expenses capitalized in the process, were adjusted towards the shareholders’ equity of the Company, in the amount of R$1,749,650, according to the transactions described below:

• The amount of R$1,258,853, referring to the premium generated from the merger of shares (exchange of shares) of Telemig, Telemig Participações and Vivo Participações and the capitalized expenses relating to such process.

• The amount of R$490,797, referring to the premium generated in the process of acquisition of minority interest of Tele Centro Oeste Celular Participações S.A., in 2004 and 2005. As permitted in the Brazilian law, before the adoption of CPC 15 such goodwill was amortized until December 31, 2007.

c) Capital Reserves

c.1) Premium reserve

This reserve represents the excess of value at the time of the issuance or capitalization in relation to the basic value of the share at the issuance date. The amount at September 20, 2010 and December 31, 2009 was R$515,089.

c.2) Special Premium reserve

This reserve was booked as a result of the corporate reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder, with the issue of new shares. The capital increase is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class of share, at the time of the issue, with the amounts paid upon the exercise of such right to be directly delivered to the controlling shareholder, pursuant to the provisions in CVM Instruction no. 319/99 (amended by CVM Instructions no. 320/99 and no. 349/01).

With the capitalization effected in the first quarter of 2009, all the amount of tax benefit was capitalized to the benefit of the controlling shareholders; consequently, there will be no new capitalizations relating to these specific tax benefits in the future.

c.3) Tax Incentives

These represent the amounts invested in tax incentives in previous fiscal years. The balance recorded by the Company was originated from the merger of Tele Centro Oeste Celular Participações S.A., occurred on February 22, 2006. The amount at September 30, 2010 and December 31, 2009 was R$3,589.

d) Profit Reserves

d.1) Legal Reserve

The legal reserve is booked by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock or 30% of the capital stock added by the capital reserves. As from such limit, allocations to this reserve are no longer mandatory, as set forth in Art. 193 of Law no. 6404/76. The amount at September 30, 2010 and December 31, 2009 was R$164,524.

d.2) Reserve for Expansion

The reserve for expansion was booked with the purpose of holding funds for financing additional investments of fixed and current capital by allocation of up to 100% of the remaining net profit, after the legal determinations and the balance of the retained profits account. This reserve is supported by a capital budget approved at the shareholders’ meetings. The amount at September 30, 2010 and December 31, 2009 was R$727,472.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded result from the spin-off of Companhia Riograndense de Telecomunicações (“CRT”) and are designed to guarantee an eventual court decision rendered with respect to judicial actions concerning capitalizations for fiscal years 1996 and 1997 occurred in that company. The amount at September 30, 2010 and December 31, 2009 was R$11,070.

e) Retained Earnings

As described in note 2, the adjustments to the balances at the transition date (January 01, 2009), for compliance with the CPCs issued during fiscal year 2009, applicable as from 2010, with effects on the comparison periods, were appropriated to this item, totaling the amount of R$344,370 at September 30, 2010 and December 31, 2009.

In September 2010, the Company posted to such line item the amount of R$1,707, as a reflex of the adjustment to the corporate income tax return (DIPJ) referring to tax incentives of fiscal year 2009, which Vivo appropriated directly to its shareholders’ equity.

After the calculation of the net profit of the Company for the nine-month period ended on September 30, 2010, in the amount of R$1,029,704, added to the amounts described above, at that same date, the balance of the mentioned line item was R$1,375,781.

Pursuant to a change introduced by Law no. 11.638/07, the net profit for the year shall be fully allocated in conformity with the provisions set forth in articles 193 to 197 of Law no. 6.404/76.

f) Dividends and Interest on the Own Capital

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

f.1) 6% (six per cent) per year on the amount resulting from the division of the subscribed capital by the total number of Company’s shares;

f.2) 3% (three per cent) per year on the amount resulting from the division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under the same conditions applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

Because the interest on own capital added to the amounts of the per share dividends, as decided in the General Shareholders’ Meeting held on March 19, 2009, total the minimum mandatory value, as from December 02, 2009, starting date for payment of the dividends for fiscal year 2008, the holders of preferred shares are no longer entitled to full vote right.

At a Regular and Special Shareholders’ Meeting, held on April 16, 2010, the allocation of the net profit for fiscal year 2009 was approved in the amount of R$871,394, with R$43,569 being allocated to the Legal Reserve and R$827,825 being allocated as dividends and interest on the own capital, as follows: R$104,136 as gross interest on the own capital (R$88,516, net of the withheld income tax at the rate of 15%) and R$723,689 as dividends. Additionally, a total of R$6,676 was allocated as supplementary dividends. At April 19, 2010, the Company paid 50% of such amount and the balance shall be paid to the shareholders on October 25, 2010 (note 38).

Interest on own capital and dividends not claimed by the shareholders are forfeited in 3 (three) years, counted from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

g) Other comprehensive income

The amount of R$138,778, recorded as other comprehensive income, at September 30, 2010 and December 31, 2009, refers to the adjustment arising out of the post-employment benefit plans (note 30).

22. NET OPERATING REVENUE

	Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09 Restated
Subscription and use	453,096	-	8,386,689	7,954,008
Interconnection	265,041	-	4,705,890	4,701,926
Data and value-added services	135,255	-	3,524,125	2,084,357
Other services	10,763	-	165,160	188,745
Gross revenue from service	864,155	-	16,781,864	14,929,036

Taxes on services	(164,418)	-	(3,649,132)	(3,023,939)
Discounts granted	(59,454)	-	(765,927)	(549,511)
Deductions of gross revenue from services	(223,872)	-	(4,415,059)	(3,573,450)

Net operating revenue from services	640,283	-	12,366,805	11,355,586

Gross revenue from handsets and accessories	66,656	-	2,065,929	1,935,662

Taxes on goods	(7,553)	-	(313,279)	(299,160)
Returns of goods	(2,596)	-	(89,692)	(108,996)
Discounts granted	(34,175)	-	(786,862)	(661,168)
Deductions of gross income the sale of handsets and accessories	(44,324)	-	(1,189,833)	(1,069,324)

Net operating revenue from sale of handsets and accessories	22,332	-	876,096	866,338

Total net operating revenue	662,615	-	13,242,901	12,221,924

There was no customer who has contributed more than 10% of the gross operating revenue for the nine-month periods ended September 30, 2010 and 2009.

All the amounts comprised in the Company’s consolidated net revenues make up the base for income and social contribution taxes calculation.

23. COSTS OF GOODS SOLD AND SERVICES RENDERED

	Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09 Restated
Interconnection	(119,196)	-	(1,971,866)	(1,689,132)
Depreciation	(34,203)	-	(1,296,855)	(1,324,238)
Taxes and contributions	(39,534)	-	(850,347)	(699,675)
Outside services	(20,641)	-	(542,554)	(445,480)
Amortization	(12,845)	-	(326,870)	(381,776)
Rent, insurance and condominium fees (*)	(18,194)	-	(285,285)	(262,750)
Leased lines	(17,018)	-	(259,547)	(232,366)
Personnel	(6,849)	-	(104,177)	(106,327)
Other consumables	(2,675)	-	(39,078)	(33,125)
Cost of services rendered	(271,155)	-	(5,676,579)	(5,174,869)
Cost of goods sold	(39,965)	-	(1,258,671)	(1,512,620)
Total	(311,120)	-	(6,935,250)	(6,687,489)

(*) The amounts of infrastructure swap revenues, falling within item 2b14, which are not stated as costs or revenues for the nine-month periods ended on September 30, 2010 and 2009, were R$13,269 and R$3,701, respectively (note 26).

24. SELLING EXPENSES

	Company		Consolidated
	09.30.10	09.30.09	09.30.10	09.30.09 Restated
Outsourced services	(69,505)	-	(1,796,527)	(1,547,338)
Personnel	(24,648)	-	(433,148)	(281,573)
Advertising	(19,546)	-	(372,278)	(318,704)
Depreciation	(11,664)	-	(333,723)	(336,439)
Donations	(5,961)	-	(267,145)	(314,972)
Allowance for doubtful accounts	(7,547)	-	(114,664)	(173,018)
Amortization	(1,010)	-	(65,829)	(67,967)
Rent, insurance and condominium expenses fees	(1,949)	-	(56,682)	(54,937)
Other supplies	(2,489)	-	(88,048)	(98,540)
Total	(144,319)	-	(3,528,044)	(3,193,488)

25. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.10	09.30.09 Restated	09.30.10	09.30.09 Restated
Outsourced services	(31,563)	(12,313)	(403,545)	(362,995)
Personnel	(11,754)	(1,607)	(254,078)	(242,601)
Amortization	(9,332)	-	(160,060)	(135,339)
Depreciation	(1,396)	(2)	(84,271)	(152,026)
Rent, insurance and condominium fees	(1,844)	-	(68,176)	(65,076)
Other supplies	(2,794)	(105)	(26,778)	(20,110)
Total	(58,683)	(14,027)	(996,908)	(978,147)

26. OTHER OPERATING REVENUE (EXPENSES), NET

	Company		Consolidated
	09.30.10	09.30.09 Restated	09.30.10	09.30.09 Restated
Shared infrastructure - EILD (*)	8,139	-	128,994	96,646
Fines	3,541	-	114,850	91,430
Recovered expenses	128	-	2,695	8,367
Rental properties	-	-	14,867	12,066
Provision for contingencies, net	(6,991)	(78)	(96,799)	(101,287)
ICMS on other expenses	(755)	-	(35,900)	(44,704)
PIS and COFINS	(1,307)	(30)	(32,551)	(6,561)
Other taxes, fees and mandatory contributions	(1,025)	(51)	(21,067)	(5,770)
Sale and provision for lost on asset	(1,890)	1,935	15,831	(4,099)
Other operating revenue (expenses), net	(2,992)	(1,989)	13,038	30,242
Total	(3,152)	(213)	103,958	76,330

(*)The amounts of infrastructure swap revenues, falling within item 2b14, which are not stated as costs or revenues for the nine-month periods ended on September 30, 2010 and 2009, were R$13,269 and R$3,701, respectively (note 23).

27. FINANCIAL EXPENSES, NET

	Company		Consolidated
	09.30.10	09.30.09 Restated	09.30.10	09.30.09 Restated
Financial income:
Income from financial transactions	8,027	10,068	85,297	146,268
Taxes, court deposits, customers and other financial operations	33,140	27,960	132,414	52,535
(-) PIS and COFINS	(1,600)	(19,054)	(1,600)	(19,054)
Total	39,567	18,974	216,111	179,749

Financial expenses:
Loans, financing and debentures	(117,717)	(165,940)	(287,110)	(360,869)
Derivative transactions	(1,930)	(4,133)	(37,130)	(76,429)
Charges 3G licenses	-	-	-	(103,880)
Suppliers, taxes, contingencies and other operations	(2,632)	(3,757)	(96,328)	(55,103)
Total	(122,279)	(173,830)	(420,568)	(596,281)

Monetary and exchange variations:
Loans, financing and debentures	(2,705)	-	17,098	461,978
Derivative transactions	2,580	-	(19,352)	(464,403)
Suppliers and other operations	(629)	3	(19,022)	49,135
Total	(754)	3	(21,276)	46,710

Effects of Fair Value and Adjustments of the present value:
Loans, financing and debentures	(1,579)	-	(35,969)	(160,533)
Derivative transactions	2,228	(1,449)	34,646	140,018
Other operations	(181)	-	4,146	5,678
Total	468	(1,449)	2,823	(14,837)

Total	(82,998)	(156,302)	(222,910)	(384,659)

28. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. The deferred taxes are recognized on the temporary differences, tax loss and negative base of the social contribution, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes, recorded for the nine-month periods ended at September 30, 2010 and 2009, is shown below:

	Company		Consolidated
	09.30.10	09.30.09 Restated	09.30.10	09.30.09 Restated
Income and social contribution tax on goodwill amortization	(61,784)	-	(117,881)	(262,644)
Income and social contribution tax	5,194	(3,878)	(343,577)	(224,131)
Deferred income and social contribution tax	(1,207)	492	(172,585)	107,093
Total	(57,797)	(3,386)	(634,043)	(379,682)

The table below presents a reconciliation of such expense with income taxes and social contribution recorded for the periods, departing from the application of the official rates combined to a rate of 34% (considering 25% of income tax and 9% of social contribution) on the accounting profit before taxation on income and reconciling the effects for calculation of the income tax and social contribution, stated pursuant to the application of 34% on the additions or exclusion:

	Company		Consolidated
	09.30.10	09.30.09 Restated	09.30.10	09.30.09 Restated
Income before taxes	1,087,501	650,739	1,663,747	1,054,471

Tax credit (debt) at combined statutory rate (34%)	(369,750)	(221,251)	(565,673)	(358,520)

Permanent additions (exclusions):
Grants received by subsidiarys, fines, souvenirs and pension plans	(250)	(9)	(20,881)	(12,676)
Income Tax Adjustments	4,202	57	3,292	(3,974)
Equity, net of tax of interest on capital	342,671	209,199	-	-
Goodwill amortization - exchange of shares Telemig and Telemig Participações	-	8,864	-	8,864
Unrecognized tax loss	45,581	584	29,470	(12,546)

Deduction of 30% of taxes due to tax loss and negative and tax base and temporary differences not recognized	(80,251)	(830)	(80,251)	(830)

Tax credit (debt)	(57,797)	(3,386)	(634,043)	(379,682)

29. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

The Company and its subsidiaries are engaged in transactions involving financial instruments, the risks of which are actively managed by means of a set of initiatives, procedures and comprehensive operating policies.

The financial instruments of the Company and its subsidiaries are presented in compliance with CVM Resolution no. 604, dated November 19, 2009, which approved Technical Pronouncements CPCs 38, 39 and 40, and with CVM Instruction no. 475, dated December 17, 2008.

The Company and its subsidiaries have proceeded to the evaluation of their financial assets and liabilities against market values, using the available information and proper evaluation methodologies. However, the interpretation of market data and the selection of evaluation methods require considerable discretion and estimates in order to calculate the most adequate realization value. In consequence, the estimates presented do not necessarily indicate the amounts realizable in the current market. The use of different market hypothesis and/or methodologies may have a material effect on the estimated realization values.

a) General considerations

At September 30, 2010 and December 31, 2009, the main financial instruments, and their respective values by category, are as follows:

	Company
	09.30.10			12.31.09
	Fair value through results	Amortizated cost	Total	Fair value through results		Amortizated cost	Total
Assets
Cash and cash equivalents (note 3)	323,456	-	323,456	257,111	#	-	257,111
Short-term investments pledged as collateral	1,618	-	1,618	-		-	-
Trade accounts receivable, net (note 4)	-	300,235	300,235	-		-	-
Interest on shareholders' equity and dividends	-	185,967	185,967	-		246,092	246,092
Deposits and blockages escrow (note 7)	-	615,265	615,265	-		6,999	6,999
Derivative contracts (note 29)	9,846	-	9,846	8,208		-	8,208
Other assets (nota 9)		8,520	8,520			883	883
Liabilities
Payroll and related accruals (note 13)	-	24,983	24,983	-		393	393
Trade accounts payable (note 14)	-	365,817	365,817	-		2,345	2,345
Taxes payable (note 15)	-	713,352	713,352	-		36,609	36,609
Loans and financing (note 16)	-	12,917	12,917	-		-	-
Debentures (note 16)	-	1,482,029	1,482,029	-		2,069,865	2,069,865
Interest on shareholders' equity and dividends (note 17)	-	440,866	440,866	-		319,287	319,287
Derivative contracts (note 29)	11,579	-	11,579	12,854		-	12,854
Deferred revenues (note 19)	-	63,056	63,056	-		-	-
Other liabilities (note 20)	-	249,459	249,459	-		191,287	191,287

	Consolidated
	09.30.10			12.31.09
	Fair value through results	Amortizated cost	Total	Fair value through results		Amortizated cost	Total
Assets
Cash and cash equivalents (note 3)	1,834,637	-	1,834,637	1,258,574		-	1,258,574
Short-term investments pledged as collateral	90,067	-	90,067	90,541		-	90,541
Trade accounts receivable, net (note 4)	-	2,674,150	2,674,150	-		2,546,806	2,546,806
Deposits and blockages escrow (note 7)	-	1,110,609	1,110,609	-		809,902	809,902
Derivative contracts (note 29)	134,802	-	134,802	151,760		-	151,760
Other assets (nota 9)		179,155	179,155	-		173,955	173,955
Liabilities
Payroll and related accruals (note 13)	-	210,627	210,627	-		161,366	161,366
Trade accounts payable (note 14)	-	2,944,842	2,944,842	-		3,053,587	3,053,587
Taxes payable (note 15)	-	2,223,572	2,223,572	-		1,718,326	1,718,326
Loans and financing (note 16)	936,536	1,865,925	2,802,461	932,824		2,062,205	2,995,029
Debentures (note 16)	-	1,482,029	1,482,029	-		2,129,465	2,129,465
Interest on shareholders' equity and dividends (note 17)	-	440,866	440,866	-		322,433	322,433
Derivative contracts (note 29)	151,128	-	151,128	162,388		-	162,388
Deferred revenues (note 19)	-	553,968	553,968	-		559,116	559,116
Other liabilities (note 20)	-	545,304	545,304	-		489,249	489,249

b) Considerations on risk factors which may affect the business of the Company and of its subsidiaries

The Company and its subsidiaries are exposed to several market risks, as a consequence of their commercial operation, of debts incurred for financing its business and financial instruments related to its indebtedness.

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

b.1) Liquidity Risk

The liquidity risks consist of the Company and its subsidiaries eventually lacking of sufficient funds for meeting their commitments due to the different currencies and settlement terms of their rights and obligations.

The Company and its subsidiaries structure the maturity dates of the financial agreements, as shown in note 16, and of their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the liquidity and of the cash flow of the Company and its subsidiaries is daily monitored by the Company’s Management, in such way as to ensure that the operating cash generation and the previous fund raising, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks to the Company and its subsidiaries.

b.2) Credit Risk

The credit risk arises out of the eventual difficulty to collect the amounts payable by its customers for the telecommunication services rendered to them and the sales of handsets to the distributors’ network.

The Company and its subsidiaries are also subject to the credit risk related to their financial investments and accounts receivable for swap transactions.

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the offer of post-paid service plans. The customer base of its subsidiaries has, predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

In relation to the credit risk in connection with the financial institutions, the Company and its subsidiaries act in such a manner as to diversify this exposure among various world-class financial institutions.

b.3) Interest Rate and Inflation Risk

The interest rate risk arises out of the portion of the debt referenced to the CDI rate and of the liability positions in derivatives (exchange hedge and IPCA) contracted at floating rates, which may have a negative effect on the financial expenses in case of an unfavorable change in the interest rates. The balance of financial investments, indexed at the CDI rate, partially offsets such effect.

The debt to the BNDES is indexed to the long-term interest rate (TJLP). From July 2009 until September 30, 2010, the rate remained at 6.00% per year.

The inflation rate risk arises out of the debentures of the Company (arising out of the merger of Telemig), indexed to the IPCA, which may negatively affect the financial expenses in case of an unfavorable change in such index.

In order to reduce the exposure to the local variable interest rate (CDI), the Company and its subsidiaries invest the cash surplus of R$1,811,133, mainly, in short term financial investments (Bank Deposit Certificates - CDB) indexed to the CDI rate.

b.4) Exchange Rate Risk

This risk arises out of the possibility of losses on account of exchange rate fluctuations, which may increase the liabilities arising out of loans and purchase commitments in foreign currency or reduce the assets arising out of amounts receivable in foreign currency.

The Company and its subsidiaries have contracted financial derivative transactions (exchange hedge) so as to protect themselves against exchange rate fluctuations arising out of all the foreign currency loans. As from May 2010, hedge transactions were entered into by means of derivative financial instruments seeking to minimize the exchange variation risk of its non-financial assets and liabilities referring to foreign currency rights and obligations.

The table below summarizes the net exposure of financial liabilities of the Company and its subsidiaries to the exchange rate factor at September 30, 2010 and December 31, 2009:

	Consolidated
	09.30.10		12.31.09
	In thousands of
	US$	¥	US$	¥
Loans and financing	(535,770)	(1,429,468)	(419,584)	(1,404,398)
Loans and financing - UMBNDES (*)	(1,322)	-	(2,485)	-
Derivative instruments	536,472	1,429,468	421,070	1,404,398
Total excess (insufficient coverage)	(620)	-	(999)	-

(*) UMBNDES is a monetary unit prepared by the BNDES, made-up of a foreign currencies basket, the main currency being the North-American Dollar, for which reason the Company and its subsidiaries consider it upon reviewing the risk coverage related to the exchange rate fluctuations.

In addition to the amounts informed above, Vivo records non-financial liabilities in foreign currency referring to other obligations. At September 30, 2010 and December 31, 2009, the balances of other liabilities in foreign currency were US$32,925 thousand and €11,961 thousand, respectively.

c) Transactions with Derivatives

The Company and Vivo entered into swap contracts in foreign currency at several exchange rates, in notional amounts of US$518,344, EUR228 and JPY1,338,853, at September 30, 2010 (US$415,637 and JPY 1,338,853 at December 31, 2009) for hedging of its foreign currency assets and liabilities.

At October 15, 2009, a swap contract was entered into, which was indexed to the IPCA as for assets, and to the CDI, as for liabilities, in the notional amount of R$72,000, in order to cover the exposure of the flows of the 3rd series of the 4th Issue of debentures to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As required by Law no. 11,638/07, the Company and Vivo apply CPC 38 – Financial Instruments: Acknowledgment and Measurement, CPC39 – Financial Instruments: Presentation and CPC14 – Financial Instruments: Acknowledgment, Measurement and Evidencing). CPCs 38, 39 and 40 must be applied to all derivative instruments, and requires that such instruments are stated in the balance sheet at their fair value.

Changes to the fair value of the derivatives are recognized in the income statement, save in case of compliance with specific criteria such as hedge accounting.

The derivative financial instruments intended for hedge and the respective items subject matter of hedge are monthly adjusted to the fair value. For those financial instruments classified as fair value hedge and evaluated as effective, the valuation or devaluation of the fair value of the item which is the hedge instrument and of the item subject matter of hedge must be recorded as a counter-entry to a proper revenue or expense account, in the income of the year.

The Company and Vivo calculate the effectiveness of these hedges on a continuous basis (at least quarterly) and, at September 30, 2010, the contracted hedges showed to be effective in relation to the debts subject matter of such coverage. According to the fair value hedge rules, as long as the Company has elected to identify such derivative contracts and hedge accounting, the covered debt is also adjusted to the fair value.

The CVM, by Resolution no. 550, issued on October 17, 2008, and by Instruction no. 475, issued on December 17, 2008, provided for that publicly-held companies are required to disclose, in a specific note, qualitative and quantitative information about all their derivative financial instruments, either recognized or not as assets or liabilities in their balance sheet.

d) Risk Management Policy

All contracting of derivative financial instruments of the Company and of Vivo is intended for protection against foreign exchange risk, variations in foreign and local interest rates and inflation arising out of foreign currency financial debts, rights and obligations, pursuant to a corporate policy of risk management. Accordingly, eventual variations in the risk factors generate an inverse effect on the subject matter they are intended to protect. Therefore, there are no derivative financial instruments for speculation purposes and 100.0% of the financial exchange liabilities are hedged.

The Company and Vivo keep internal controls in relation to their derivative instruments which, in the opinion of the Management, are adequate for controlling risks associated to each strategy of market action. The results obtained by the Company and by Vivo in relation to their derivative financial instruments show that the Management has properly managed risks.

e)  Fair values of the derivative instruments

The valuation method used for calculating the market value of the loans, financing, debentures and derivatives was the discounted cash flow, considering expectancy of settlement or receipt of liabilities and assets at the market rates prevailing at September 30, 2010.

The fair values are calculated by projecting the future flows of the transactions, using the BM&F Bovespa curves and bringing them to present value using market DI rates for swaps disclosed by the BM&F Bovespa.

The market values of the exchange coupon swaps x CDI were obtained using the market exchange rates in effect at September 30, 2010 and the rates projected by the market which were obtained from the currency coupon curves. For calculating the coupon of the positions indexed in foreign currency the linear convention of 360 calendar days was adopted and for calculating the coupon of the positions indexed to the CDI the exponential convention of 252 business days was adopted.

The financial instruments disclosed below are recorded with the CETIP, all of them being classified as swaps, not requiring a margin deposit.

			Consolidated
			Notional		Fair Value		Cumulative effect
							Amount receivable (payable)
	Description		09.30.10	12.31.09	09.30.10	12.31.09	09.30.10	12.31.09
	"Swap" of contract

	Asset position
(1)	Foreign currency		914,509	728,040	941,871	759,581	147,007	158,117
	Abn Amro	USD	-	78,079	-	95,327	-	3,026
	Banco do Brasil	JPY	22,225	22,225	29,018	26,415	-	-
	Citibank	USD	180,700	181,230	180,449	174,296	32,818	36,070
	Citibank (NDF)	USD	530	-	525	-	-	-
	Caixa Geral de Depósitos	USD	262,245	-	255,933	-	-	-
	JP Morgan	USD	443,207	443,207	470,611	460,769	114,189	119,021
	Votorantim	USD	1,612	3,299	1,372	2,774	-	-
	Bradesco	USD	3,990	-	3,963	-	-	-

(2)	Inflation Rate		72,000	182,000	82,878	250,927	12,194	24,948
	Itaú	IPCA	72,000	72,000	82,878	74,911	12,194	10,591
	Unibanco	IGPM	-	110,000	-	176,016	-	14,357

	Liabilities position
	Post Rate (CDI)		(913,979)	(728,040)	(659,907)	(750,997)	139,548	149,534
	Abn Amro	CDI	-	(78,079)	-	(92,301)	-	-
	Banco do Brasil	CDI	(22,225)	(22,225)	(29,509)	(27,453)	491	1,038
	Citibank	CDI	(180,700)	(181,230)	(183,068)	(177,852)	34,913	39,626
	Caixa Geral de Depósitos	CDI	(262,245)	-	-	-	18,572	-
	JP Morgan	CDI	(443,207)	(443,207)	(439,891)	(446,791)	83,468	105,043
	Votorantim	CDI	(1,612)	(3,299)	(3,451)	(6,600)	2,079	3,827
	Bradesco	CDI	(3,990)	-	(3,988)	-	25	-

	Post Rate		(72,000)	(182,000)	(82,263)	(238,833)	11,579	12,854
	Itaú	CDI	(72,000)	(72,000)	(82,263)	(77,174)	11,579	12,854
	Unibanco	CDI	-	(110,000)	-	(161,659)	-	-

	Foreign currency		(530)	-	(526)	-	1	-
	Citibank (NDF)	CDI	(530)	-	(526)	-	1	-

				Asset position			159,201	183,065
				Provision withholding income tax			(24,399)	(31,305)
				Liabilities position			(151,128)	(162,388)
				Amount receivable (payable), net of withholding tax			(16,326)	(10,628)

(1)  Foreign currency derivatives (R$941,871) – swap and future exchange transactions contracted with maturity dates until 2015, for protection against exchange variation risk in foreign currency loan transactions, obligations and rights (book value of R$941,759).

(2)   Swap IPCA x CDI percentage (R$82,878) – swap transactions contracted with maturity dates until 2014 with the purpose of protecting the flow identical to the debentures’ (4th issue – 3rd series) indexed to the IPCA (book value of R$82,878).

At September 30, 2010, the Company and Vivo recorded balances in assets (net of IRRF) in the amount of R$134,802 (R$151,760 at December 31, 2009) and in liabilities in the amount of R$151,128 (R$162,388 at December 31, 2009), stated in the financial statements in order to reflect the derivatives positions.

Gains and losses in the nine-month period ended on September 30, 2010, grouped by contracts executed, were recorded in the income accounts (note 27), as required in CVM Resolution no. 550/08.

Below is a breakdown of the maturity dates of the amounts (payable) and receivable arising out of swap contracts at September 30, 2010:

	Consolidated
"Swap" of contract	Maturity				Amount receivable (payable) 09.30.10
	2010	2011	2012	After 2013
Foreign currency x CDI
Banco do Brasil	-	(491)	-	-	(491)
Citibank	(4,954)	(10,205)	(9,597)	22,661	(2,095)
Caixa Geral de Depósitos	(18,572)	-	-	-	(18,572)
JP Morgan	-	(24,443)	(24,734)	79,898	30,721
Votorantim	(666)	(1,413)	-	-	(2,079)
Bradesco	(25)	-	-	-	(25)
Total	(24,217)	(36,552)	(34,331)	102,559	7,459

IPCA x CDI
Itaú	(2,708)	(3,195)	(3,330)	9,848	615
Total	(2,708)	(3,195)	(3,330)	9,848	615

USD x Euro
Citibank (NDF)	(1)	-	-	-	(1)
Total	(1)	-	-	-	(1)

Total	(26,926)	(39,747)	(37,661)	112,407

		Asset Position			31,336
		Liabilities Position			(23,263)
		Balance before withholding income tax			8,073
		Provision withholding income tax			(24,399)
		Balance sheet adjustments			(16,326)

Analysis of sensibility to the risk variables of the Company and Vivo

CVM Instruction 475, dated December 17, 2008, provides for that publicly-held companies are required to disclose a statement of sensibility analysis for each type of market risk deemed by the management to be material, to which the entity is exposed at the closing date of each period, including all the transactions with derivative financial instruments.

In compliance with the provisions above, each of the transactions with financial derivatives was evaluated considering a probable realization scenario and two scenarios which may generate adverse results to the Company and to Vivo.

In the probable scenario, the premise of realizing what the market has been signalizing in the future market curves (currency and interest) of the BM&F Bovespa was considered. Thus, in the probable scenario, there is no impact on the fair value of the financial instruments already previously presented. For the adverse scenarios, deterioration of 25% and 50%, respectively, was considered in the risk variables until the maturity date of the financial instruments.

As the Company and Vivo have only derivative instruments for hedging their foreign currency financial debt, obligations and rights, changes in the scenarios are accompanied by the respective hedge objects, thus showing that the effects thereof are almost null. At September 30, 2010, for these transactions, the Company stated the balance of the subject matter (foreign currency obligations and rights) and of the derivative financial instrument (hedge) in separate lines of the sensibility analysis table, in order to inform on the net exposure of the Company, in each of the three mentioned scenarios, as shown below:

		Consolidated
Operation	Risk	Probable	Deterioration 25%	Deterioration 50%

Hedge (Asset position)	Derivatives (Risk reduction USD)	908,890	1,161,362	1,425,168
Debt in USD	Debt (Risk increase USD)	(909,820)	(1,162,526)	(1,426,568)
	Net expousure	(930)	(1,164)	(1,400)

Hedge (Asset position)	Derivatives (Risk reduction JPY)	29,018	36,304	43,604
Debt in JPY	Debt (Risk increase JPY)	(29,018)	(36,304)	(43,604)
	Net expousure	-	-	-

Sale of foreign exchange term (liabilitie)	Derivatives (Risk reduction Euro)	(526)	(658)	(790)
Asset with suppliers in Euros	Asset (Risk increase Euro)	970	1,213	1,455
	Net expousure	444	555	665

Sale of foreign exchange term (asset)	Derivatives (Risk increase USD)	525	657	788
Hedge (Asset position)	Derivatives (Risk increase USD)	3,963	4,955	5,947
Debt with suppliers in USD	Debt (Risk reduction USD)	(4,579)	(5,724)	(6,869)
	Net expousure	(91)	(112)	(134)

Hedge (Asset position)	Derivatives (Risk reduction IPCA)	82,878	87,015	91,445
Debt in IPCA	Debt (Risk increase IPCA)	(82,878)	(87,015)	(91,445)
	Net expousure	-	-	-

Hedge (CDI Liability position)	Derivatives (Risk increase CDI)	(1,016,676)	(1,080,328)	(1,143,235)
	Net expousure	(1,016,676)	(1,080,328)	(1,143,235)

	Net exposure in each scenario	(1,017,253)	(1,081,049)	(1,144,104)

	Net effect of change in fair value		(63,796)	(126,851)

Premises for the sensibility analysis

Risk Variable	Probable	Deterioration 25%	Deterioration 50%
USD	1.6942	2.1178	2.5413
JPY	0.0203	0.0254	0.0305
IPCA	4.49%	5.61%	8.41%
CDI	10.61%	13.26%	15.92%

The net exposure in CDI shown in the sensibility analysis does not reflect all the exposure of the Company and of Vivo to the local interest rate, once, as mentioned before, the Company and Vivo have, as natural hedge, short term financial investments based on the variation of the CDI (R$1,811,133 at September 30, 2010).

For calculation of the net exposure of the sensibility analysis, all the derivatives were considered at their market value and only the protected elements designated under the hedge accounting methodology were also considered at their fair value.

The fair values, shown in the preceding table, depart from a portfolio position at September 30, 2010, however they do not reflect an estimate of realization due to the market dynamism, constantly monitored by the Company and by Vivo. The use of different premises may significantly affect the estimates.

g) Capital management

The purpose of the Company’s capital management is to ensure that a strong credit rating is maintained before the institutions, as well as an optimum capital relation, in order to support the Company’s business and maximize value to the shareholders.

Vivo controls its capital structure by making adjustments and conforming to the current economic conditions. In order to keep such structure adjusted, the Company may effect payments of dividends, capital return to the shareholders, raising of new loans, issuance of debentures, issuance of promissory notes and contracting of derivative transactions. Since fiscal year ended on December 31, 2008, there has been no change in the purposes, policies or processes of capital structure.

The Company includes in its net debt structure: loans, financing and non-convertible debentures, derivative transactions, less cash and cash equivalents.

	Company		Consolidated
	09.30.10	12.31.09	09.30.10	12.31.09
Loans, financing and debentures	1,494,946	2,069,865	4,284,490	5,124,494
Derivative instruments	1,733	4,646	16,326	10,628
Cash and cash equivalents and short-term investiments pledged as collateral for loans and financing	(323,456)	(257,111)	(1,885,981)	(1,309,918)
Net debt	1,173,223	1,817,400	2,414,835	3,825,204

Shareholder´s equity	9,678,177	9,258,691	9,678,177	9,258,691

Shareholder´s equity and net debt	10,851,400	11,076,091	12,093,012	13,083,895

30. POST-RETIREMENT BENEFIT PLANS

The table below describes the plans which the Company and its subsidiaries sponsor with the respective types of benefits.

Plan	Type (1)	Entity	Sponsor
PBS-A	BD	Sistel	Vivo and Vivo Participações (after the merger of Telemig), together with the other companies originated from the privatization of the rmerly Telebrás System
PAMA	BD	Sistel	Vivo and Vivo Participações (after the merger of Telemig), together with the other companies originated from the privatization of the rmerly Telebrás System
PBS	BD	VisãoPrev	Vivo and Vivo Participações (including merged company Telemig)
VIVO PREV	Hybrid	VisãoPrev	Vivo
TCOPREV	Hybrid	VisãoPrev	Vivo
VISÃO	Hybrid	VisãoPrev	Vivo
CELPREV	Hybrid	Sistel	Telemig (including merged company Telemig)
(1) BD = Defined Benefit Plan;
(1) Hybrid Plan = A benefit plan that offers both structured benefits by way of defined benefits, as well as defined contributions. Only the assets and liabilities relating to the portion of defined benefits of these plans are stated in the reconciliations in compliance with CVM Resolution no. 600.

The Company and Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions as published for the last fiscal year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are managed by Fundação SISTEL de Seguridade Social – SISTEL.

Vivo sponsors the Vivo-Prev plan, which is an individual plan of defined contribution, managed by Visão Prev. Vivo’s contributions to this plan are equal to the participants’ contributions, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

• Vivo, through its actuarial consultants, has prepared studies considering the impact of ordinary action no. 04/081.668-0, brought by ASTEL against Fundação Sistel de Seguridade Social, in which Telefonica and Telesp Celular (a company that was merged into Vivo) are mentioned, in addition to SISTEL, which action is related to the re-enrollment with PAMA of retired and assisted employees whose enrollment was suspended due to default and restoration of the basis for assessment of contributions on the total and gross value of the payroll of all the Company’s employees. Based on the opinion of its legal consultants, the Management believes that at this time there is no payment risk, and at September 30, 2010 the chance of loss was classified as possible. At September 30, 2010 the amount in question was R$1,804 (R$1,517 at December 31, 2009).

Vivo Participações (including merged company Telemig) individually sponsors a defined retirement benefits plan - Plano PBS Telemig. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and to their dependents, at shared cost.

Vivo Participações (including merged company Telemig) also sponsors the CelPrev, a defined contribution plan. Three types of contributions may be made by the participant, namely: (a) basic regular contribution: variable percentage from 0% to 2% of his/her participation wage; (b) additional regular contribution: variable percentage from 0% to 6% of the portion of his/her participation wage that exceeds 10 Standard Reference Units of the Plan; and (c) voluntary contribution: percentage to be freely chosen by the participant and applied on his/her participation wage. Four types of contributions may be made by the sponsor, namely: (a) basic regular contribution: contribution equal to the participant’s basic regular contribution, after deduction of the contribution for defraying the cost of the sickness allowance benefit and the contribution for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s additional regular contribution, deducted by the administrative expense; (c) eventual contribution: voluntary contribution, at such frequency as may be determined by the sponsor; and (d) special contribution: contribution exclusively intended to those sponsor’s employees who are not members of the PBS plan and who were admitted in the plan within 90 days after the effective date of the CelPrev.

All revenues and expenses relating to the defined benefit plans and to the hybrid benefit plans, such as employer’s contributions, current service costs, interest cost and expected return on the assets of the plans are directly recognized in the income of the Company and of Vivo.

The unrealized actuarial gains and losses referring to the defined benefit plans and hybrid benefit plans, in addition to the limits on surplus recoverability due to refunds or reduction in future contributions, are being immediately recognized as other comprehensive income, not generating any impact on the operating profit of the Company and of Vivo.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 20) or “Prepaid Expenses” (note 8), as applicable.

31. TRANSACTIONS WITH RELATED PARTIES

31.a) Subsidiaries

The financial statements include financial information related to the subsidiaries (note 10), as follows:

Company	Equity Interest
	09.30.10	12.31.09
Vivo S.A.	100.00%	100.00%
Telemig Celular S.A. (merged into the Company)	n/a	100.00%

The transactions between the Company and its subsidiaries refer, basically, to payments of dividends and interest on the own capital.

31.b) Terms and conditions of transactions with related parties:

a) Communication via local cellular phone and to long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN and several companies related to the Telefónica Group in the Company’s network.

b) Technical Assistance: this refers to corporate management consulting services provided by PT SGPS and technical assistance services provided by Telefónica S.A., Telefónica International S.A., calculated on the basis of a formula provided for in the contracts that includes the variation in the LAIR (Profit Before the Income Tax) and the variation in PN and ON shares, which determine a rate that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 4, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance and sales promotion services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services. The service was contracted for 12 months, renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f)  Logistics operator, message, motoboy and financial-accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S.A.

h) International roaming services: provided by companies belonging to the Telefónica Group and  Telecomunicações Móveis Nacionais – TMN.

i) Collection services: rendered by Cobros Gestão de Serviços and Atento Brasil S.A..

j) Lease of data circuits and internet access services: rendered by Telefonica Empresas do Brasil Ltda and Telefonica International Wholesale Brasil, ATelecom and Telefonica Engenharia e Segurança.

k) Property lease and sales of Call Center assets: lease of the owned buildings where the Call Center infrastructure is installed and sales of property, plant & equipment used in the operation of the call center to the companies Mobitel S.A. – Dedic, Atento Brasil S.A. and Cobros Gestão de Serviços.

l) Mobile telephone services: mobile communication services rendered to companies of the Telefónica Group and Portugal Telecom, pursuant to agreements executed between the parties.

For the transactions above, the prices charged and other commercial conditions are agreed to in contracts between the parties.

We summarize below balances and transactions with related parties:

		Company - 09.30.10
	Nature of	Assets	Liabilities		Result
Company	Transation	Current	Current	Noncurrent	Income	Expenses
Telecomunicações de São Paulo - Telesp	a)	19,238	25,534	-	107,163	(5,960)
Atento Brasil S.A.	l) / d) / i)	91	6,375	-	535	(15,083)
Mobitel S.A. - Dedic (*)	d)	-	-	-	-	(7,935)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	j)	-	70	-	-	-
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	14	-	-	(492)
Operadoras Grupo Telefonica (Roaming internacional)	h)	234	194	-	448	(730)
Terra Networks S.A.	g) / l)	-	-	-	-	(66)
Pegaso PCS S.A.	h)	-	-	-	-	(32)
ATelecom S/A	l)	8	-	-	24	-
Vivo S.A.	a)	1,997	1,024	-	14,131	(5,458)
Total		21,568	33,211	-	122,301	(35,756)

		Company
	Nature of	12.31.09			09.30.09
Company	Transation	Assets	Liabilities		Result
		Current	Current	Noncurrent	Income	Expenses
Telecomunicações de São Paulo - Telesp	c)	-	220	15	-	(272)
Telefonica Serviços Empresariais do Brasil Ltda	f)	-	-	-	-	(763)
Vivo S.A.	c)	-	92	-	-	-
Total		-	312	15	-	(1,035)

		Consolidated - 09.30.10
	Nature of	Assets	Liabilities	Result
Company	Transation	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	327,175	340,381	1,547,241	(306,626)
Portugal Telecom Inovação do Brasil Ltda (*)	e) / l)	-	-	16	(17,041)
Telecomuncações Móveis Nacionais - TMN (*)	h)	-	-	-	(1,264)
Telefonica Serviços Empresariais do Brasil Ltda	f)	12	16,493	1,294	(46,325)
Telefonica International Wholesale	j)	-	-	-	(263)
Telefonica International Wholesale Brasil	j) / l)	26	2,432	110	(5,584)
Portugual Telecom, SGPS, S.A. (*)	b)	-	-	3,561	-
Telefonica Internacional S.A.	b)	-	13,106	364	-
Telefonica S.A.	b)	2,278	44,194	1,184	(265)
Cobros Gestão de Serviços	i) / k)	8	87	68	(728)
Atento Brasil S.A.	d) / k) / i)	5,497	53,421	10,460	(226,421)
Mobitel S.A. - Dedic (*)	d) / k)	-	-	1,572	(155,287)
Terra Networks S.A.	g) / l)	514	671	1,460	(602)
ATelecom S/A	j) / l)	51	4,176	959	(10,006)
Telefonica Engenharia e Segurança	l) / j)	13	158	52	(276)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	26	-	61	(415)
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	82	12,991	900	(10,715)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,299	2,397	926	(16,324)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	6	1	72	(1)
Total		339,987	490,508	1,570,300	(798,143)

		Consolidated
		12.31.09		09.30.09
	Nature of	Assets	Liabilities	Result
Company	Transation	Current	Current	Income	Costs and Expenses
Telecomunicações de São Paulo - Telesp	a) / c) / j) / l)	340,215	299,512	1,548,103	(202,309)
Telefonica Móviles Espana S.A.	h)	2,608	2,071	1,458	(334)
Portugal Telecom Inovação do Brasil Ltda (*)	e) / l)	8	44,002	13	(10,931)
Telecomuncações Móveis Nacionais - TMN (*)	h)	979	575	392	(57)
Telefonica Serviços Empresariais do Brasil Ltda	f)	1,451	17,149	566	(43,492)
Telefonica International Wholesale	j)	-	24	-	(69)
Telefonica International Wholesale Brasil	j) / l)	9	2,095	8	(4,351)
Portugual Telecom, SGPS, S.A. (*)	b)	2,622	33,771	12,686	(1,589)
Telefonica Internacional S.A.	b)	-	13,470	-	-
Telefonica S.A.	b)	2,148	45,113	14,496	(351)
Cobros Gestão de Serviços	i) / k)	1	561	4,324	(1,407)
Atento Brasil S.A.	d) / k) / i)	6,922	43,420	9,827	(224,468)
Mobitel S.A. - Dedic (*)	d) / k)	1,699	34,811	2,647	(227,566)
Terra Networks S.A.	g) / l)	724	592	125	(1,104)
Atelecom S/A	j) / l)	338	2,829	3,280	(9,876)
Telefonica Sistemas do Brasil Ltda	l)	6	1	-	-
Telefonica Engenharia e Segurança	l) / j)	5	52	51	-
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	e) / i)	-	1,143	1	(1,221)
TBS Celular Participações Ltda	b)	-	13,152	-	-
Telefônica Data S/A (Antes Telefônica Empresas S/A Brasil)	a) / j)	3,475	11,825	4,859	(11,197)
Operadoras Grupo Telefonica (Roaming internacional)	h)	4,606	2,734	4,343	(8)
Telefônica Sistema de televisão S/A (Antes Light Tree S/A)	l) /d)	-	-	81	(1)
Primesys Soluções Empresariais S.A. (*)	h)	-	-	153	(178)
T. Personales Unifon	c)	-	168	-	-
Total		367,816	569,070	1,607,413	(740,509)

(*) As described in note 1f, Telefónica acquired the 50% stake Portugal Telecom held in Brasilcel N.V.. Therefore, as regards the balances at September 30, 2010, we have the following comments: i) the equity accounts do not show their balances with companies of the Portugal Telecom Group, with the referred amounts being stated in “Suppliers and Accounts Payable”; ii) the income statement accounts record the transactions accrued until June 30, 2010, and the transactions after such date are recorded in the respective revenue or expense groups. For the comparison with 2009, there has been no change, given that at that time the Portugal Telecom Group companies were deemed as related parties.

31.c) Remuneration of key Management officers

During the nine-month periods ended September 30, 2010 and 2009, the remuneration of the key Management officers, including fees and short term benefits, payroll charges, bonus and other benefits, totaled R$2,018 and R$1,891 in the controlling company and R$15,733 and R$16,552 in the consolidated amount, respectively, and were posted as expenses.

32. INSURANCE (CONSOLIDATED)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, at September 30, 2010, the Company and its subsidiaries had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its subsidiaries considers that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below:

Types	Insured Amount
Operating Risks	R$15,943,796
Comprehensive Civil Liability – RCG	R$6,110

33. AMERICAN DEPOSITARY RECEIPTS (“ADRs”) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of share: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S.A.

34. LIENS, EVENTUAL LIABILITIES AND COMMITMENTS

The Company and its subsidiaries have undertaken commitments with lessees of several stores and sites where the radio-base stations (ERB‘s) are located, already contracted at September 30, 2010, in the amount of R$3,762,755, as shown below:

Year	Amount
Up to one year	701,423
More than one year to five years	2,679,565
More than five years	381,767
Total	3,762,755

35. COMPREHENSIVE INCOME

In compliance with CPC 26 – Presentation of the Financial Statements, the Company shows below the changes in the total consolidated comprehensive income for the periods presented in these notes.

Equity pick up on adjustments of pension plans in the subsidiaries at 01.01.09	(102,860)
Net income for the nine months ended September 30, 2009	647,353
Consolidated total comprehensive income in September 30, 2009	544,493

Equity pick up on adjustments of pension plans in the subsidiaries - merger of the shares	(26,394)
Equity pick up on adjustments of pension plans in the subsidiaries- actuarial reports	(9,524)
Net income for the three months ended December 31, 2009	203,388
Consolidated total comprehensive income in December 31, 2009	711,963

Consolidated total comprehensive income in September 30, 2010	1,029,704

36. BALANCE SHEET OF TELEMIG CELULAR S.A – AT MERGER

As described in note 1c, below we present the balance sheet of Telemig, as of May 31, 2010, used for purpose of its merger into the Company.

ASSETS		LIABILITIES and SHAREHOLDERS' EQUITY

Current		Current
Cash and cash equivalents	122,813	Payroll and social charges	17,799
Short-term investments pledged as collateral	2,264	Trade accounts payable	329,273
Trade accounts receivable, net	300,563	Taxes payable	122,464
Inventories	19,978	Loans and financing	47
Deferred and recoverable taxes	117,472	Interest on shareholders and dividends	11,820
Deposits and blockages escrow	7,228	Provision for contingencies	14,382
Prepaid expenses	65,049	Other liabilities	82,627
Other assets	5,221	Total current liabilities	578,412
Total current assets	640,588

Noncurrent		Noncurrent
Long-term receivables:		Long-term liabilities:
Deferred and recoverable taxes	245,023	Taxes payable	575,245
Deposits and blockages escrow	572,330	Loans and financing	12,830
Prepaid expenses	3,544	Debentures	61,588
Other assets	15	Provision for contingencies	14,888
Property and equipment, net	627,500	Other liabilities	40,146
Intangible assets, net	189,991	Total noncurrent liabilities	704,697
Total noncurrent assets	1,638,403
		Shareholders’ equity	995,882

Total assets	2,278,991	Total liabilities and shareholder´s equity	2,278,991

37. EARNINGS PER SHARE

In compliance with CPC 41 (approved by CVM Resolution no. 636 – Earnings per share), the Company presents below the earnings per share information for the nine-month periods ended at September 30, 2010 and 2009.

The basic calculation for the earnings per share is effected by dividing the net profit for the period, attributed to the holders of common and preferred shares of the controlling company, by the weighted average number of outstanding common and preferred shares during the same period.

The per share diluted profit is calculated by dividing the net profit attributed to the holders of common and preferred shares of the controlling company, by the weighted average number of common and preferred shares, respectively, which would be issued in the conversion of all the potentially diluting common and preferred shares into their respective shares.

For the nine-month periods ended at September 30, 2010 and 2009, there is no difference between the calculation of the basic and of the diluted per share profit due to the nonexistence of potentially diluting common shares.

The table below shows the calculations of the basic and diluted per share profit.

	For the nine month period ended at September, 30
Numerator	2010	2009
Net income attributable to shareholders of the company
Income avaiable to preferred shareholders	675,975	414,502
Income avaiable to common shareholders	353,729	232,851
	1,029,704	647,353

Denominator (in thousand of shares)
Weighted average number of preferred shares	262,321	241,941
Weighted average number of common shares	137,269	135,913
Total	399,590	377,854

Basic earnings and diluted per share
Preferred share	2.5769	1.7132
Common share	2.5769	1.7132

38. SUBSEQUENT EVENTS

At October 15, 2010, interest was paid in the total amount of R$46,179, referring to the 4th issue of debentures of the Company, being: R$5,261 of the 1st series, R$35,663 of the 2nd series, and R$5,255 of the 3rd series.

At a Special Shareholders’ Meeting of Vivo, held on October 15, 2010, the payment of provisional interest on the own capital was approved in the amount of R$117,647, which after deduction of the withheld income tax (15%), came to a total of R$100,000. Such amount was allocated to Vivo Participações, the holder of 100% of Vivo’s capital.

At October 19, 2010, the loan borrowed from Banco Caixa Geral De Depósitos, in the total amount of R$251,231 (equivalent to the principal amount of US$150,000 thousand, plus interest corresponding to the period and commissions), was repaid at the maturity date. The corresponding hedge was also settled on that date, with a positive adjustment of R$24,599.

At a Special Shareholders’ Meeting of Vivo, held on October 20, 2010, a capital increase without issuance of new shares was approved, in the amount of R$219,067, arising out of capitalization of part of the special premium reserve corresponding to the tax benefit generated in the fiscal year ended at December 31, 2009. At this date, the capital stock of Vivo was increased from R$5,998,556 to R$6,217,623, and it remains divided into 3,810,478 registered common shares, with no face value.

At October 25, 2010, the Company effected the payment of the residual balance of dividends (corresponding to 50% of the stated amount), based on the 2009 year-end balance sheet, to the holders of common and preferred shares. The amounts corresponding to such payment were of R$0.130303230459 referring to interest on the own gross capital for the common and preferred shares (R$0.11075774589, net of income tax) and of R$0.913891833746 referring to dividends to common and preferred shares. The total value, now settled, made up of interest on the own capital in the amount of R$104,136 (R$88,516, net of 15% withholding income tax) and deducted from the dividends, pursuant to article 9 of Law no. 9249/95, added by the dividends in the amount of R$730,365, totaled a dividend of R$2.049299159273 per share, in the total net amount of R$818,881.

At October 25, 2010, ANATEL published in the Federal Official Gazette a Statement of Authorization, transferring the licenses from Telemig to Vivo Participações, as per the Authorization Instrument no. 004/2010/PVCT/SPV-ANATEL.

At November 01, 2010, interest was paid in the total amount of R$30,355, referring to the 2nd issue of debentures of the Company, being: R$12,154 of the 1st series and R$18,201 of the 2nd series.

A free translation from Portuguese into English of Report of Independent Auditors on Special Review of Quarterly Financial Information prepared in accordance with the accounting practices adopted in Brazil and with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC).

Report of Independent Auditors on Special Review

The Board of Directors and Shareholders
Vivo Participações S.A.
São Paulo - SP

  We reviewed the Quarterly Financial Information - ITR, individual and consolidated, of Vivo Participações S.A. (the “Company”) and its subsidiaries, for the quarter ended September 30, 2010, comprising the balance sheet, the statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows, the notes to financial information and the performance report, prepared under the responsibility of management.

  Our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), in conjunction with the National Association of State Boards of Accountancy (CFC), comprising mainly: (a) inquiries of, and discussions with, the officials responsible for the accounting, financial and operational areas of the Company and its subsidiaries, relating to the main criteria adopted in the preparation of the quarterly financial information; and (b) review of information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company and its subsidiaries.

  Based on our review, we are not aware of any significant changes that should be made to the Quarterly Financial Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil and rules set forth by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information.

  As mentioned in Note 2, in 2009, CVM approved several Accounting Pronouncements, Interpretations and Guidelines issued by Brazilian FASB (CPC), effective in 2010, which changed accounting practices adopted in Brazil. These changes were adopted by the Company and its subsidiaries in the preparation of the Quarterly Financial Information for the quarter ended September 30, 2010 and disclosed in Note 2b. Prior period quarterly financial information, presented for comparison purposes, was adjusted in order to include the changes in accounting practices adopted in Brazil in force in 2010.

São Paulo, November 3, 2010.

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC-2-SP 015199/O-6

Luiz Carlos Passetti                                                                      Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3                                      Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.